SUBJECT TO COMPLETION, DATED November 13, 2006

Filed Pursuant to Rule 424(b)(7)
Registration Statement No. 333-122453

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 27, 2005)

8,000,000 Shares

Common Stock

$           per share

The selling stockholders named in this prospectus supplement are selling 8,000,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders have granted the underwriters an option to purchase up to 1,200,000 additional shares of common stock to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “AIQ.” The last reported sale price of our common stock on the New York Stock Exchange on November 10, 2006 was $7.67 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                   , 2006

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

Deutsche Bank Securities

Piper Jaffray

                     , 2006

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus, which provides more general information. Generally, when we refer to this “prospectus,” we are referring to both parts of this document combined.

Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We and the selling stockholders have not authorized anyone to provide you with any information that is different from that contained in this prospectus. If you receive any information that is different, you should not rely on it.

You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than their dates, or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date on which that document was filed with the Securities and Exchange Commission, or SEC.

We, the selling stockholders and the underwriters are not making an offer to sell the common stock in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying base prospectus and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying base prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying base prospectus outside the United States. This prospectus supplement and the accompanying base prospectus do not constitute an offer of, or an invitation to purchase, any shares of common stock in any jurisdiction in which such offer or invitation would be unlawful.

Unless otherwise specified or the context otherwise requires, references in this prospectus supplement to “Alliance Imaging,” “Alliance,” “we,” “company,” “our” and “us” refer to Alliance Imaging, Inc. and its direct and indirect subsidiaries on a consolidated basis.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 1,200,000 shares from the selling stockholders.

United Kingdom

This document is an advertisement and not a prospectus approved by the Financial Services Authority. Copies of the prospectus will, following publication, be available from the our registered office. Although it is intended that the prospectus will be approved by the Financial Services Authority as a prospectus prepared in accordance with the prospectus rules made under section 73A of the Financial Services and Markets Act 2000, this document has not been so approved. Similarly, although it is intended that the prospectus will be made available to the public in accordance with the prospectus rules, this document has not been made available in accordance therewith.

S-ii

Other EEA member states

This document is an advertisement for purposes of applicable measures implementing the European Prospectus Directive. A prospectus prepared pursuant to European Prospectus Directive and applicable implementing measures will be published. Copies of the prospectus, following publication, will be available from Alliance Imaging, Inc., 1900 S. State College Boulevard, Suite 600, Anaheim, CA 92806.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference forward looking statements. In some cases you can identify these statements by forward looking words, such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “seek,” “intend” and “continue” or similar words. Forward looking statements may also use different phrases. Forward looking statements address, among other things, our future expectations, projections of our future results of operation or of our financial condition and other forward looking information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or that we do not fully control that cause actual results to differ materially from those expressed or implied by our forward looking statements, including:

•       our high degree of leverage and our ability to service our debt;

•       factors affecting our leverage, including interest rates;

•       the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

•       the effect of operating and financial restrictions in our debt agreements;

•       our estimates regarding our capital requirements;

•       intense levels of competition in the diagnostic imaging services and imaging systems industry;

•       changes in the rates or methods of third-party reimbursements for diagnostic imaging services;

•       changes in the healthcare regulatory environment;

•       our ability to keep pace with technological developments within our industry;

•       the growth in the market for MRI and other services;

•       the disruptive effect of hurricanes and other natural disasters;

•       our ability to successfully integrate any future acquisitions; and

•       other factors discussed under “Risk Factors.”

This prospectus supplement includes or incorporates by reference statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

S-iii

SUMMARY

The following summary provides an overview of certain information about us and may not contain all the information that may be important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this entire prospectus, including the “Risk Factors” section and the documents that we incorporate by reference before making a decision about whether to invest in our common stock.

Our Company

Overview

We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging, or MRI, and positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared-service and full-time service basis. We also provide services through a growing number of fixed sites, primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations.

In addition, through Alliance Oncology, a joint venture with the University of Pittsburgh Medical Center, we have recently begun a new initiative to build and operate radiation therapy centers primarily by partnering with hospitals in a manner similar to our existing MRI, PET and PET/CT business. Two of these centers are currently operational and several more are in development.

For the nine months ended September 30, 2006, MRI services and PET and PET/CT services generated 62% and 29% of our revenue, respectively. The remaining revenue was comprised of diagnostic imaging services revenue from other modalities, primarily computed tomography, or CT, and management contract revenue. We had 494 diagnostic imaging systems, including 334 MRI systems and 71 PET or PET/CT systems, and we served over 1,000 clients in 43 states at September 30, 2006. Of these 494 diagnostic imaging systems, 74 were located at fixed sites, which constitutes systems installed primarily in medical office buildings, in hospitals or inside medical groups’ offices. Of these 74 fixed sites, 60 were MRI fixed sites, three were PET or PET/CT fixed sites and 11 were other modality fixed sites.

Approximately 87% of our revenues for the nine months ended September 30, 2006 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independently of our clients’ receipt of reimbursement from third-party payors. For shared-service customers, we typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The terms of these contracts average approximately three years in length. Our contracts for our fixed sites average approximately seven to 10 years in length. We price our contracts based on the type of system used, the scan volume and the number of ancillary services being provided. Pricing is also affected by competitive pressures.

Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging systems and services in order to: take advantage of our extensive diagnostic imaging and project management experience; avoid the capital investment and financial risk associated with the purchase of their own systems; provide access to MRI, PET and PET/CT and other services for their patients when the demand for these services does not justify the purchase of a dedicated, full-time system; benefit from upgraded imaging systems without direct capital expenditures; eliminate the need to recruit, train and manage qualified technologists; make use of our ancillary services; and gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Our Industry

Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures. Radiation therapy, or RT, is the use of high-energy radiation to treat cancer. The market of RT providers is highly fragmented with approximately 70% of services still performed in hospitals.

MRI.   First patented in 1974, MRI technology involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen.

The MRI industry has experienced growth as a result of: recognition of MRI as a cost-effective, noninvasive diagnostic tool; superior soft-tissue image quality of MRI versus that of other diagnostic imaging technologies; wider physician acceptance and availability of MRI technology; growth in the number of MRI applications; MRI’s safety when compared to other diagnostic imaging technologies because it does not use potentially harmful radiation; and increased overall demand for healthcare services, including diagnostic services, for the aging population.

PET and PET/CT.   PET is a nuclear medicine procedure that produces images of the body’s metabolic and biologic functions. A PET/CT system fuses together the results of a PET and CT (Computed Tomography) scan at the scanner level. The PET portion of the scan detects the metabolic signal of cancer cells and the CT portion of the scan provides a detailed image of the internal anatomy that reveals the location, size and shape of abnormal cancerous growths.

Early detection of these conditions enables a broader range of treatments. PET/CT is also useful for the monitoring of these conditions. The recent expansion of Centers for Medicare & Medicaid Services, or CMS, coverage has driven the growth of PET. Since 1998, CMS has expanded reimbursement of PET procedures from two indications to 39 indications.

Other Diagnostic Imaging Services.   Other diagnostic imaging technologies include: nuclear medicine or gamma camera, ultrasound, mammography, general fluoroscopy, bone densitometry and general x-ray.

Radiation Therapy.   Radiation therapy uses high-energy radiation to treat cancer. The radiation diminishes cancer cells’ ability to reproduce, which causes the body to naturally dispose of these cells. Approximately 60% of new cancer patients are treated with radiation therapy each year. Radiation therapy is often used together with other oncology treatments such as chemotherapy and surgical oncology.

Our Competitive Strengths

A Leading National Provider of Shared-Service and Fixed-Site MRI and PET and PET/CT Services.   We are a leading national provider of shared-service and fixed-site MRI, PET and PET/CT services, based on annual revenue and number of diagnostic imaging systems deployed. As of September 30, 2006, we had 334 MRI systems and 71 PET or PET/CT systems in operation.

We believe our size allows us to achieve operating, purchasing and administrative efficiencies, including:

•       the ability to maximize utilization through efficient deployment of our mobile systems;

•       equipment purchasing savings from equipment manufacturers; and

•       favorable service and maintenance contracts from equipment manufacturers.

We also believe our size has enabled us to establish a well-recognized brand name and an experienced management team with a detailed knowledge of the competitive and regulatory environments within the diagnostic imaging services industry. This reputation and knowledge has enabled us to become one of the first companies to work with hospitals to develop and provide radiation oncology therapy services. PET and PET/CT, which is often used for early detection of cancer, provides us with a unique ability to leverage our hospital relationships and capitalize on this fast growing therapeutic sector.

Comprehensive Diagnostic Imaging Solution.   We offer our clients a comprehensive diagnostic imaging solution, which includes our imaging services and ancillary services, such as marketing support, education and training and billing assistance. In some cases, we provide services under our regulatory and licensing approvals for clients who lack such approvals. We believe that a comprehensive diagnostic imaging solution is an important factor when potential clients select a diagnostic imaging provider. We also believe that some clients recognize the benefits of our solution and will continue to contract for our diagnostic imaging services or enter into a joint venture with us even if their scan volume may justify the purchase of their own imaging system.

Exclusive, Long-Term Contracts with a Diverse Client Base.   We primarily generate our revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts average approximately three years in length for mobile services and approximately seven to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own systems. At September 30, 2006, we served over 1,000 clients in 43 states and, during 2005, no single client accounted for more than 3% of our revenue.

Reduced Reimbursement Risk.   Generally, hospitals, clinics and independent imaging centers bill patients or third-party payors, such as health insurers, for their imaging services. In contrast, for the nine months ended September 30, 2006, approximately 87% of our revenues were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require hospitals and clinics to pay us based on the number of scans we perform on patients on our clients’ behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us regardless of our clients’ receipt of reimbursement from third-party payors. Accordingly, our exposure to uncollectible patient receivables is minimized, as evidenced by our bad debt expense of only 0.8% of revenues for the nine months ended September 30, 2006. Moreover, we believe that the number of days outstanding for our accounts receivable, which was 50 days as of September 30, 2006, is among the more favorable in the healthcare services industry.

Stable and Significant Cash Flow Generation.   We have produced strong cash flows and maintained attractive margins over a sustained period of time. We attribute this to: (1) our comprehensive outsourcing solutions, (2) the substantial value we offer our customers, (3) the strength of our customer relationships, (4) the wholesale nature of our revenues and (5) our economies of scale.

Experienced Management Team.   Our senior management team consists of professionals with significant experience within the hospital and healthcare services industry. Our four executive officers have over 50 years of industry experience.

Our Strategy

Key components of our strategy include:

Focus on Diversification Through Growth Products.   We will continue to operate our mobile, shared-service MRI business to maximize efficiency, clinical excellence and cash flow. However, we are also focused on diversifying and growing our business through the identification of additional services or new technologies which can be deployed on behalf of our hospital and healthcare clients, including:

•       PET/CT.   We are one of the largest national PET/CT providers in the United States. We currently have 68 mobile PET or PET/CT systems and three fixed-site systems. Strong industry growth in the PET and PET/CT market provides a significant opportunity for our company. We see potential for growth through increases in Medicare-approved procedures and greater physician acceptance of PET procedures.

•       Fixed Sites.   Our mobile system contracts are generally for terms of three years or less while our fixed-site contracts last for seven to 10 years. Since January 1, 2003, we opened 46 fixed sites and increased fixed-site revenues by 125%. We plan to continue to profitably grow our fixed-site business line through an aggressive, but disciplined growth strategy focused on partnerships with hospitals and fact-based, analytical screening processes.

•       Radiation Therapy.   Within oncology, radiation therapy is an established, growing form of treatment that exhibits strong operating margins and a high return on investment. RT represents a significant opportunity for us, as PET/CT technology is increasingly used for the early detection of cancer and approximately 60% of new cancer cases are treated with RT each year. Alliance Oncology, our joint venture with the University of Pittsburgh Medical Center, is currently developing radiation therapy centers in partnership with hospitals. Two of these centers are currently open and several more are in development. The growth in RT as part of our business mix is supported by strong demand from hospitals for assistance in upgrading to the latest RT technology (Intensity Modulated Radiation Therapy, or IMRT, and Image Guided Radiation Therapy, or IGRT), the increasing incidence of cancer, our unparalleled PET/CT capabilities and the growing use of PET/CT scans.

Improvement of our Sales Force.   We are focused on improving our sales management and sales support infrastructure to improve the pace of new business. We believe a strengthened sales force will enable us to further diversify our business, pursue growth in low market share territories and focus on converting mature mobile customers to fixed sites. The ability of our sales force to effectively cross-sell PET/CT, radiation therapy and other new products will provide us with future growth and margin enhancement. Some of our sales force initiatives include new training programs, marketing campaigns and account coverage models. We also have improved commission and incentive programs for our sales managers to align them with our company’s initiatives.

Improve Operating Efficiency.   We are focused on reducing our cost structure and improving asset allocation. Since 2005, we have decreased the number of our business regions from 10 to four, while standardizing certain policies and procedures nationwide. In doing so, we believe we will continue to benefit from our regional managers’ direct contact and knowledge of markets we serve, while ensuring quality, consistency and efficiency across all regions. Other initiatives include developing new vendor relationships and actively managing our mobile systems to increase their utilization through improved route efficiency.

Focus on Patient Care and Customer Service.   We are dedicated to the highest level of patient care standards and clinical performance improvement. We strive to provide a variety of solutions designed to meet the needs of our customers by developing new surveying tools for both patients and customers. These surveying tools provide performance-driven data to improve levels of satisfaction for all of our products.

As a result of our efforts, we have achieved the highest levels of accreditation. We were the first national provider of shared-imaging services to be awarded accreditation by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, in 1998. All of our sites and centers are JCAHO accredited or American College of Radiology certified. We have also restructured our marketing function so that our marketing teams are regionally based, enabling us to better understand our patient and customer needs, thereby improving our service to them.

Focus on a Unified Culture.   Our business mix has significantly diversified over the past several years. Because of this, we have made it a priority to develop a cohesive culture based upon a shared set of core values, including (i) clinical quality and excellence, (ii) integrity and ethics, (iii) respect and (iv) teamwork and accountability. Our values are stewarded by a management team with a history of clinical excellence combined with practical experience. Some of our specific actions have been to establish clear and consistent performance expectations and invest in key training for sales and operations management personnel.

Selectively Pursue Acquisitions.   We intend to maintain our market positions by selectively pursuing strategic acquisitions. Changes in the rates or methods of third-party reimbursement for diagnostic imaging services could severely impact our smaller competitors and result in a unique buying opportunity for us. We are particularly focused on acquiring individual imaging centers located in Certificate of Need, or CON, regulated states. In some states, a CON or similar regulatory approval is required prior to the acquisition of diagnostic imaging systems or service, resulting in a barrier to entry for competitors without a CON. In October 2005, we acquired PET Scans of America, a mobile provider of PET and PET/CT services exclusively serving hospitals, many of which are located in CON states.

We are headquartered at 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, and our telephone number at that address is (714) 688-7100.

THE OFFERING

Common stock offered by selling stockholders	8,000,000 shares(1)
Common stock to be outstanding after the offering	49,893,732 shares(2)
Use of proceeds	All of the shares are being sold by the selling stockholders. Accordingly, we will not receive any proceeds from the shares sold in the offering.
Dividend policy

Holders of common stock are entitled to receive cash dividends when declared by our board of directors out of funds legally available. Since our initial public offering in 2001, we have not paid any cash dividends on our common stock and we do not have any present intention to commence payment of any cash dividends.

NYSE symbol	AIQ

(1)          Excludes 1,200,000 shares of common stock to be sold by the selling stockholders if the underwriters’ overallotment option is exercised in full. See “Underwriting.”

(2)          Based on outstanding shares as of September 30, 2006 and exclusive of:

•       1,269,954 shares issuable upon exercise of outstanding stock options in connection with employee benefit plans; and

•       49,231 shares issuable pursuant to phantom shares held by members of our board of directors.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data for the periods indicated. The summary historical consolidated financial data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes. The summary historical consolidated financial data for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements and related notes. You should read this information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained below and our audited consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2005 and our unaudited consolidated financial statements and related notes in our Quarterly Report on Form 10-Q for the period ended September 30, 2006, both of which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(dollars in thousands, except per share data)			(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$413,553	$432,080	$430,788	$320,596	$344,116
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	198,456	217,605	226,294	163,729	182,621
Selling, general and administrative expenses	47,472	48,142	48.077	37,110	41,037
Employment agreement costs	2,446	2,064	366	366	—
Severances and related costs	2,246	1,223	826	—	536
Loss on early retirement of debt	—	44,393	—	—	—
Impairment charges	73,225	—	—	—	—
Depreciation expense	77,675	80,488	82,505	61,311	62,738
Amortization expense	2,897	3,522	3,954	2,719	3,703
Interest expense, net	43,589	44,039	37,491	27,686	30,343
Other (income) and expense, net	(200)	(484)	(399)	(331)	298
Total costs and expenses	447,806	440,992	399,114	292,590	321,276
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	(34,253)	(8.912)	31,674	28,006	22,840
Income tax expense (benefit)	(1,680)	(6,770)	13,450	11,795	10,401
Minority interest expense	1,686	2,373	1,718	1,506	1,586
Earnings from unconsolidated investees	(2,649)	(4,029)	(3,343)	(2,596)	(4,145)
Net Income (loss)	$(31,610)	$(486)	$19,849	$17,301	$14,998
Earnings (loss) per common share:
Basic	$(0.66)	$(0.01)	$0.40	$0.35	$0.30
Diluted	$(0.66)	$(0.01)	$0.39	$0.34	$0.30
Weighted average number of shares of common stock and common stock equivalents:
Basic	47,872	48,350	49,378	49,313	49,737
Diluted	47,872	48,350	50,262	50,311	50,239

	As of December 31, 2005	As of September 30, 2006
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$13,421	$12,914
Total assets	675,342	674,268
Long-term debt, including current maturities	579,582	543,758
Stockholders’ deficit	(40,256)	(22,208)

RISK FACTORS

You should carefully consider the risks described below before you decide whether to purchase our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Changes in the rates or methods of third-party reimbursements for diagnostic imaging services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and harm to our financial position.

We derive approximately 13% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Approximately 87% of our revenues are derived from healthcare provider clients, including hospitals, that generally rely on reimbursement from third-party payors. From time to time, initiatives have been proposed which, if implemented, could have the effect of substantially decreasing reimbursement rates for diagnostic imaging services.

For example, on February 8, 2006, the Deficit Reduction Act of 2005, or DRA, was signed into law by President George W. Bush. The DRA imposes caps on Medicare payment rates for certain imaging services, including MRI, PET and CT, furnished in physician’s offices and other non-hospital based settings. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change is to apply to services furnished on or after January 1, 2007. The limitation is applicable to the technical component of the services only (which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule). If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater for the non-hospital site, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rates. The implementation of this reimbursement reduction contained in the DRA will have a significant effect on our financial condition and results of operations beginning in 2007. On November 1, 2006, CMS issued a final rule for the Medicare Part B hospital outpatient prospective payment system, or HOPPS, reimbursement rates for PET and PET/CT imaging procedures. The national payment rate for nonmyocardial PET scans will be reduced from the current rate of $1,150 per scan to $855 per scan, effective January 1, 2007. The national payment rate for PET/CT scans will be reduced from the current rate of $1,250 per scan to $950 per scan, also effective January 1, 2007.

For full year 2006, we estimate that approximately 5.6% of our revenue will be billed directly to the Medicare program, which has increased from approximately 4.3% of our revenue billed directly to the Medicare program in 2005. If the DRA had been in effect for full year 2006, we estimate the reduction in Medicare revenue due to the DRA reimbursement rate decrease would have been approximately $9.7 million. Additionally, the PET and PET/CT Medicare HOPPS reductions described above would have reduced revenue by approximately $2.8 million. Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions would have negatively impacted our 2006 revenue by a total of $12.5 million. Since this revenue reduction is based entirely on reductions in procedural reimbursements, we expect earnings to be reduced by an equal amount.

In addition, the DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts, which was previously announced by CMS. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. We believe that the implementation of this reimbursement reduction will not have a significant impact on our financial condition and results of operation in the future.

Our revenues may fluctuate or be unpredictable and this may harm our financial results.

The amount and timing of revenues that we may derive from our business will fluctuate based on:

•       variations in the rate at which clients renew their contracts;

•       the extent to which our mobile shared-service clients become full-time clients;

•       changes in the number of days of service we can offer with respect to a given diagnostic imaging system due to equipment malfunctions or the seasonal factors discussed below; and

•       the mix of wholesale and retail billing for our services.

In addition, we experience seasonality in the sale of our services. For example, our revenues typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results. If this happens, the price of our common stock may decline.

We may experience competition from other medical diagnostic companies and equipment manufacturers and this competition could adversely affect our revenues and our business.

The market for diagnostic imaging services and systems is competitive. Our major competitors include InSight Health Services Corp., Medquest, Inc., Radiologix, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and Otter Tail Power Company. In addition to direct competition from other mobile providers, we compete with independent imaging centers and referring physicians with diagnostic imaging systems in their own offices, as well as with original equipment manufacturers, or OEM’s, that aggressively sell or lease imaging systems to healthcare providers for full-time installation. In recent years we have seen an increase in activity by OEM’s sale of systems directly to a certain number of our clients. Typically, OEM’s target our higher scan volume clients. This increase in activity by OEM’s has resulted in overcapacity of systems in the marketplace, especially related to medical groups adding imaging capacity within their practice setting. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace these higher volume scan clients typically with lower volume clients. During 2005, our MRI revenues modestly declined compared to 2004 levels and we believe that MRI revenues will continue to modestly decline in future years.

While we believe that we had a greater number of diagnostic imaging systems deployed at the end of 2005 than our principal competitors and also had greater revenue from diagnostic imaging services during our 2005 fiscal year than they did, some of our direct competitors which provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some clients have in the past elected to provide imaging services to their patients directly rather than renewing their contracts with us. Finally, we face competition from providers of competing technologies such as ultrasound and may face competition from providers of new technologies in the future. If we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

Managed care organizations may prevent healthcare providers from using our services which would cause us to lose current and prospective clients.

Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

We may be unable to effectively maintain our imaging systems or generate revenue when our systems are not working.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses are fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

Our ability to maximize the utilization of our diagnostic imaging equipment may be adversely impacted by harsh weather conditions which may affect our ability to generate revenue.

Harsh weather conditions can adversely impact our operations and financial condition. To the extent severe weather patterns affect the regions in which we operate, potential patients may find it difficult to travel to our centers and we may have difficulty moving our mobile systems along their scheduled routes. As a result, we would experience a decrease in scan volume during that period. Our equipment utilization, scan volume or revenues could be adversely affected by similar conditions in the future.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

We operate in a competitive, capital intensive, high fixed-cost industry. The development of new technologies or refinements of existing ones might make our existing systems technologically or economically obsolete, or reduce the need for our systems. MRI, PET and PET/CT and other diagnostic imaging systems are currently manufactured by numerous companies. Competition among manufacturers for a greater share of the MRI, PET and PET/CT and other diagnostic imaging systems market has resulted in and likely will continue to result in technological advances in the speed and imaging capacity of these new systems. Consequently, the obsolescence of our systems may be accelerated. Should new technological advances occur, we may not be able to acquire the new or improved systems. In the future, to the extent we are unable to generate sufficient cash from our operations or obtain additional funds through bank financing or the issuance of equity or debt securities, we may be unable to maintain a competitive equipment base. In addition, advancing technology may enable hospitals, physicians or other diagnostic service providers to perform procedures without the assistance of diagnostic service providers such as ourselves. As a result, we may not be able to maintain our competitive position in our targeted regions or expand our business.

Natural disasters could adversely affect our business and operations.

Our corporate headquarters is located in California and we currently operate in 43 states, located in various geographic regions across the country, subject to varying risks for natural disaster, including but not limited to, hurricanes, blizzards, floods, earthquakes and tornados. Depending upon their severity, these natural disasters could damage our facilities and imaging systems or prevent potential patients from traveling to our centers. Damage to our equipment or any interruption in our business would adversely affect our financial condition and could result in the loss of the capital invested in the damaged facilities or imaging systems or anticipated future cash flows from those facilities or imaging systems.

Continued high fuel costs would harm our operations.

Fuel costs constitute a significant portion of our mobile operating expenses. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, diesel, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled mobile service could result. There have been significant increases in fuel costs and continued high fuel costs or further increases would harm our financial condition and results of operations.

We may be unable to renew or maintain our client contracts which would harm our business and financial results.

Upon expiration of our clients’ contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors’ imaging systems. During the year ended December 31, 2005, we continued to experience a high rate of contract terminations primarily due to stepped up marketing, sales and attractive financing alternatives being offered by original equipment manufacturers to our clients. A portion of our clients can execute their early termination clause and discontinue service prior to maturity. As a result, our 2005 MRI revenues declined compared to 2004 levels and we believe that MRI revenues from our shared-service operations will continue to decline in future periods. If these contracts are not renewed, it could result in a significant negative impact on our business. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in revenues could have a significant negative impact on our financial results.

A high percentage of our expenses are fixed, meaning they do not vary significantly with the increase or decrease in revenues. Such expenses include, but are not limited to, debt service and capital lease payments, rent and operating lease payments, salaries, maintenance, insurance and vehicle operation costs. As a result, a relatively small reduction in the prices we charge for our services or procedure volume could have a disproportionate negative effect on our financial results.

We may be subject to professional liability risks, which could be costly and negatively impact our business and financial results.

We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. Any claim made against us could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

Loss of key executives and failure to attract qualified managers and sales persons could limit our growth and negatively impact our operations.

We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Viviano, our Chief Executive Officer and the Chairman of our Board of Directors for his skills, experience and knowledge of our company and industry contacts. Effective May 9, 2005, Mr. Viviano entered into an employment agreement which ends on the second anniversary of the effective date. The term of this agreement is subject to automatic extensions on a quarterly basis after the initial term has been completed. Mr. Viviano can prevent a quarterly extension by giving notice of a desire to modify or terminate the agreement at least thirty days prior to the quarterly extension date. In addition, we do not have key employee insurance policies covering any of our management team. The loss of Mr. Viviano or other members of our management team could have a material adverse effect on our business, results of operations or financial condition.

As we grow, we will increasingly require field managers and sales persons with experience in our industry to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers and sales persons or the compensation levels that will be required to hire them. The loss of the services of any member of our senior management or our inability to hire qualified field managers and sales persons at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

Loss of, and failure to attract, qualified employees and technologists could limit our growth and negatively impact our operations.

Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems, particularly PET and PET/CT technologists. We may not be able to hire and retain a sufficient number of technologists, and we expect that our costs for the salaries and benefits of technologists will continue to increase for the foreseeable future because of the industry’s competitive demand for their services. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Our positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation-related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our PET and PET/CT service and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental, health and safety laws and regulations.

We may not be able to achieve the expected benefits from future acquisitions which would adversely affect our financial condition and results.

We have historically relied on acquisitions as a method of expanding our business. In addition, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

•       demands on management related to the increase in our size after an acquisition;

•       the diversion of our management’s attention from the management of daily operations to the integration of operations;

•       difficulties in the assimilation and retention of employees;

•       potential adverse effects on operating results; and

•       challenges in retaining clients.

We may not be able to maintain the levels of operating efficiency acquired companies have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and operating results.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs and may affect our ability to be in compliance with such new corporate governance provisions in the future.

The existing federal securities laws and regulations impose complex and continually changing regulatory requirements on our operations and reporting. With the enactment of the Sarbanes-Oxley Act of 2002 in July 2002, a significant number of new corporate governance requirements have been adopted. These new requirements impose comprehensive reporting and disclosure requirements, set stricter independence and financial expertise standards for audit committee members, and impose increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. We expect these developments to increase our legal compliance costs, increase the difficulty and expense in obtaining director and officer liability insurance, and make it harder for us to attract and retain qualified members of our board of directors and/or qualified executive officers. Such developments could harm our results of operations and divert management’s attention from business operations.

Risks Related to Government Regulation of Our Business

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business, including the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, state certificate of need laws, the Medicare and Medicaid statutes and regulations, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and requirements for handling biohazardous and radioactive materials and wastes.

If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. For a more detailed discussion of the various state and federal regulations to which we are subject see “Business—Regulation,” “Business—Reimbursement” and “Business—Environmental, Health and Safety Laws.”

Federal and state anti-kickback and anti-self-referral laws may adversely affect our operations and income.

Various federal and state laws govern financial arrangements among health care providers. The federal Anti-Kickback Law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal healthcare programs. Many state laws also prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these laws may result in substantial civil or criminal penalties and/or exclusion from participation in federal or state healthcare programs. We believe that we are operating in compliance with applicable laws and believe that our arrangements with providers would not be found to violate the federal and state anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with, and that could have an adverse effect on, our operations.

The Stark Law prohibits a physician from referring Medicare or Medicaid patients to any entity for certain designated health services (including MRI and other diagnostic imaging services) if the physician has a prohibited financial relationship with that entity, unless an exception applies. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

A number of states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and/or Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

In addition, under the DRA, states are encouraged to adopt false claims acts similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid Program and contain qui tam or whistleblower provisions.  States enacting such false claims statutes will receive an increased percentage of any recovery from a State Medicaid judgment or settlement.  Adoption of new false claims statutes in states where we operate may impose additional requirements or burdens on us.

Healthcare reform legislation and future regulations could impact our operations or limit the prices we can charge for our services, which would reduce our revenues and harm our operating results.

In addition to extensive existing government healthcare regulation, there have been and continue to be numerous initiatives at the federal and state levels for reforms affecting the payment for and availability of healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medicaid Programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. For example, the DRA, which was signed into law on February 8, 2006, contains provisions affecting Medicare payment for imaging services furnished in a number of settings.

In addition, on November 1, 2006, CMS issued a rule that describes 14 new supplier standards applicable to independent diagnostic testing facilities, or IDTFs, enrolled or enrolling in the Medicare program, which includes some of our facilities. CMS has designed these standards to ensure that minimum quality standards are met to protect beneficiaries. If an IDTF fails to meet one or more of the proposed standards at the time of enrollment or at the time of re-enrollment, then its application will be denied or the agency will revoke an IDTF’s billing privileges. These new standards go into effect on January 1, 2007, and IDTFs must meet these standards to obtain or retain enrollment in the Medicare program. At this time, we cannot predict the impact that these new standards will have on our business.

It is not clear at this time what existing or future proposals, if any, will be made or adopted and, if adopted, what effect these proposals would have on our business. Aspects of certain of these healthcare proposals, such as payment reductions in the Medicare and Medicaid Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could limit the demand for our services or affect the revenue per procedure that we can collect which would harm our business and results of operations.

The application or repeal of state certificate of need regulations could harm our business and financial results.

Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Seventeen of the 43 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography, and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare Program. In addition, we are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payment, and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

Risks Related to Our Indebtedness

Our substantial indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

Our substantial indebtedness could have important consequences for our stockholders. For example, it could:

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and for other general corporate purposes;

•       increase our vulnerability to economic downturns and competitive pressures in our industry;

•       place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

•       limit our flexibility in planning for, or reacting to, changes in our business and our industry.

If there is a default under the agreements governing our material indebtedness, the value of our assets may not be sufficient to repay our creditors.

Our property and equipment, which make up a significant portion of our tangible assets, had a net book value as of December 31, 2005 of $358.9 million and $346.5 million as of September 30, 2006. The book value of these assets should not be relied on as a measure of realizable value for such assets. The realizable value may be greater or lower than such net book value. The value of our assets in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. A sale of these assets in a bankruptcy or similar proceeding would likely be made under duress, which would reduce the amounts that could be recovered. Furthermore, such a sale could occur when other companies in our industry also are distressed, which might increase the supply of similar assets and therefore reduce the amounts that could be recovered. Our goodwill and other intangible assets had a net book value as of December 31, 2005 of $193.7 million and $191.7 million as of September 30, 2006. These assets primarily consist of the excess of the acquisition cost over the fair market value of the net assets acquired in purchase transactions, customer contracts and costs to obtain certificates of need. The value of goodwill and other intangible assets will continue to depend significantly upon the success of our business as a going concern and the growth in future cash flows. As a result, in the event of a default under the agreements governing our material indebtedness or any bankruptcy or dissolution of our company, the realizable value of these assets will likely be substantially lower and may be insufficient to satisfy the claims of our creditors.

The condition of our assets will likely deteriorate during any period of financial distress preceding a sale of our assets. In addition, much of our assets consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation. Accordingly, the proceeds of any such sale of our assets may not be sufficient to satisfy, and may be substantially less than, amounts due to our creditors.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness which could increase the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures that govern our 10 3/8% senior subordinated notes due 2011 and 7 1/4% senior subordinated notes due 2012 permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. Further, the indentures allow for the incurrence of indebtedness by our subsidiaries, all of which would be structurally senior to the notes. In addition, as of September 30, 2006, our revolving credit facility permitted additional borrowings of up to approximately $64.1 million subject to the covenants contained in the credit facility, and all of those borrowings would be senior to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the risks discussed above could intensify.

If we are unable to generate or borrow sufficient cash to make payments on our indebtedness or to refinance our indebtedness on acceptable terms, our financial condition would be materially harmed, our business may fail and you may lose all of your investment.

Our ability to make scheduled payments on or to refinance our obligations with respect to our debt will depend on our financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt on or before maturity or sell certain of our assets. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our credit facility, the indentures governing our notes and instruments governing our other indebtedness.

The indentures for our notes and our credit facility contain affirmative and negative covenants which restrict, among other things, our ability to:

•       incur additional debt;

•       sell assets;

•       create liens or other encumbrances;

•       make certain payments and dividends; or

•       merge or consolidate.

All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant facility, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the credit facility or our notes is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, the notes or on other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

Rises in interest rates could adversely affect our financial condition.

An increase in prevailing interest rates would have an immediate effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in interest rates. At September 30, 2006, $230.1 million of our debt was at variable interest rates. However, during 2005, we entered into multiple interest rate collar agreements which have a total notional amount of $178.0 million, which reduces our exposure on our total variable rate to the terms of these agreements. Under the terms of these agreements, we have purchased a cap on the interest rate of 4.00% and have sold a floor of 2.25%. The collar agreements mature at various dates between January 2007 and January 2008. Increases in interest rates would also impact the refinancing of our fixed rate debt. If interest rates are higher when our fixed debt becomes due, we may be forced to borrow at the higher rates. If prevailing interest rates or other factors result in higher interest rates, the increased interest expense would adversely affect our cash flow and our ability to service our debt. As a protection against rising interest rates, we may enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. These agreements, however, increase our risks as to the other parties to the agreements not performing or that the agreements could be unenforceable.

Risks Related to This Offering

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the New York Stock Exchange has fluctuated significantly in the past. During the period from January 1, 2004 through September 30, 2006, the trading price of our common stock fluctuated from a high of $14.15 per share to a low of $3.38 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

•       changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•       our, or a competitor’s, announcement of new products or services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•       the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance. Moreover, our stock has limited trading volume, and this illiquidity may increase the volatility of our stock price.

In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our business, results of operations or financial condition.

We are controlled by a single stockholder who will be able to exert significant influence over matters requiring stockholder approval, including change of control transactions.

After the completion of this offering, Viewer Holdings L.L.C., an affiliate of Kohlberg Kravis Roberts & Co, or KKR, will own approximately 54% (or 52% if the over-allotment option is exercised) of our common equity without giving effect to phantom shares held by three members of KKR’s management who are on our board of directors. As of September 30, 2006, these directors in the aggregate held 49,231 phantom shares, which gives them the right to receive an equivalent number of shares of our common stock, or cash, upon their retirement or separation from the board of directors or upon the occurrence of a change of control. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. Michael W. Michelson, a member of our board of directors, is a member of KKR 1996 GP L.L.C. Mr. Michelson is also the Chairperson of our Compensation Committee and a member of our Executive Committee. James C. Momtazee and Kenneth W. Freeman, who are also executives of KKR and limited partners of KKR Associates 1996 L.P., are also members of our board of directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. We sometimes refer to KKR 1996 GP L.L.C., KKR Associates 1996 L.P., KKR 1996 Fund L.P. and various affiliated entities as KKR. KKR provides management and consulting services to us and we pay KKR an annual fee of $650,000 in quarterly installments in arrears at the end of each calendar quarter for those services.

As a result of the arrangements described above, KKR controls us and has the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of shares of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, consolidations or sales of all or substantially all of our assets. This concentration of ownership may also delay or prevent a change of control of our company or reduce the price investors might be willing to pay for our common stock. The interests of KKR may conflict with the interests of other holders of our common stock.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

Our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of directors and may discourage a third-party from making a proposal to acquire us. For example, the provisions:

•       permit the board of directors to increase its own size and fill the resulting vacancies;

•       provide for a board composed of three classes of directors with each class serving a staggered three-year term;

•       authorize the issuance of additional shares of preferred stock in one or more series without a stockholder vote; and

•       establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

Moreover, these provisions can only be amended by the vote of 66 2/3% or more of our outstanding shares entitled to vote. The existence of these provisions may also have a negative impact on the price of our common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

A substantial number of shares of our common stock may be sold in this offering, which could cause the price of our common stock to decline.

Pursuant to this offering, the selling stockholders may sell, assuming the over-allotment is exercised in full, up to 9,200,000 shares, or approximately 18.5%, of our outstanding common stock. Such sale and any future sales of a substantial number of shares of our common stock in the public market by KKR or our other stockholders, or the perception that such sales may occur, could adversely affect the price of our common stock. In addition, as of September 30, 2006, approximately 1.3 million shares of our common stock were issuable upon the exercise of outstanding options to purchase our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the New York Stock Exchange under the symbol “AIQ”. The last reported sale price of our common stock on November 10, 2006 on the New York Stock Exchange was $7.67 per share. The following table sets forth the high and low closing sale prices for common stock for the periods indicated as reported on the New York Stock Exchange.

	High	Low
Year ended December 31, 2004
First Quarter	$4.21	$3.38
Second Quarter	4.85	3.61
Third Quarter	8.00	4.01
Fourth Quarter	11.75	5.84
Year ended December 31, 2005
First Quarter	$14.15	$8.97
Second Quarter	11.09	9.25
Third Quarter	11.66	7.98
Fourth Quarter	8.65	4.72
Year ending December 31, 2006
First Quarter	$7.17	$3.80
Second Quarter	6.99	4.90
Third Quarter	8.60	5.70
Fourth Quarter (through November 10, 2006)	8.49	7.27

We have never paid any cash dividends on our common stock and have no current plans to do so. We intend to retain available cash to provide for the operation of our business, including capital expenditures, fund future acquisitions, and to repay indebtedness. Our senior secured credit agreement and the indentures related to our notes restrict the payment of cash dividends on our common stock. See “Description of Certain Indebtedness.”

USE OF PROCEEDS

All of the shares of common stock being offered by this prospectus supplement are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of the shares. The selling stockholders will receive all of the net proceeds from the sale of shares of common stock offered by this prospectus supplement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data for, and as of the end of, each of the years in the five-year period ended December 31, 2005, which have been derived from our historical consolidated financial statements. The consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data at December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in this prospectus supplement. The consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which are not incorporated by reference in this prospectus supplement. The consolidated statements of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data at September 30, 2006 have been derived from our unaudited consolidated financial statements, which are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which is incorporated by reference into this prospectus supplement. The selected historical consolidated financial data should be read in conjunction with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained below, and our audited consolidated financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our unaudited consolidated financial statements and related notes in our Quarterly Report on Form 10-Q for the period ended September 30, 2006.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(dollars in thousands, except per share data)					(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$372,676	$408,530	$413,553	$432,080	$430,788	$320,596	$344,116
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	162,190	184,050	198,456	217,605	226,294	163,729	182,621
Selling, general and administrative expenses	43,944	45,822	47,472	48,142	48.077	37,110	41,037
Employment agreement costs	—	—	2,446	2,064	366	366	—
Severances and related costs	—	—	2,246	1,223	826	—	536
Loss on early retirement of debt	3,734	—	—	44,393	—	—	—
Impairment charges	—	—	73,225	—	—	—	—
Depreciation expense	63,761	69,384	77,675	80,488	82,505	61,311	62,738
Amortization expense	14,454	2,502	2,897	3,522	3,954	2,719	3,703
Interest expense, net	65,651	47,705	43,589	44,039	37,491	27,686	30,343
Other (income) and expense, net	—	(872)	(200)	(484)	(399)	(331)	298
Total costs and expenses	353,734	348,591	447,806	440,992	399,114	292,590	321,276
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	18,942	59,939	(34,253)	(8.912)	31,674	28,006	22,840
Income tax expense (benefit)	9,968	25,495	(1,680)	(6,770)	13,450	11,795	10,401
Minority interest expense	984	2,008	1,686	2,373	1,718	1,506	1,586
Earnings from unconsolidated investees	(2,540)	(3,503)	(2,649)	(4,029)	(3,343)	(2,596)	(4,145)
Net Income (loss)	$10,530	$35,939	$(31,610)	$(486)	$19,849	$17,301	$14,998
Earnings (loss) per common share:
Basic	$0.25	$0.76	$(0.66)	$(0.01)	$0.40	$0.35	$0.30
Diluted	$0.24	$0.72	$(0.66)	$(0.01)	$0.39	$0.34	$0.30
Weighted average number of shares of common stock and common stock equivalents:
Basic	42,004	47,595	47,872	48,350	49,378	49,313	49,737
Diluted	44,612	49,793	47,872	48,350	50,262	50,311	50,239

	As of December 31					As of September 30,
	2001	2002	2003	2004	2005	2006
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$22,051	$31,413	$20,931	$20,721	$13,421	$12,914
Total assets	658,232	687,404	628,176	622,198	675,342	674,268
Long-term debt, including current maturities	655,961	608,862	581,247	575,664	579,582	543,758
Stockholders’ deficit	(80,857)	(42,309)	(70,798)	(67,528)	(40,256)	(22,208)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under the heading “Cautionary Statements Regarding Forward Looking Statements” and “Risk Factors” and elsewhere in this prospectus supplement. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement.

Overview

We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging, or MRI, and positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared and full-time service basis. We also provide services through a growing number of fixed sites primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non scan-based services, which includes only the use of our imaging systems under a short-term contract. In the first nine months of 2006, MRI services and PET and PET/CT services generated 62% and 29% of our revenue, respectively. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography, or CT, and management contract revenue. We had 494 diagnostic imaging systems, including 334 MRI systems and 71 PET or PET/CT systems and served over 1,000 clients in 43 states at September 30, 2006. Of these 494 diagnostic imaging systems, 74 were located in fixed sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, including modular buildings, systems installed inside medical groups’ offices or medical buildings, and free-standing fixed sites, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. Of these 74 fixed sites, 60 were MRI fixed sites, three were PET or PET/CT fixed sites and 11 were other modality fixed sites.

Approximately 87% of our revenues for the first nine months ended September 30, 2006 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform on patients on our clients’ behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independent of our clients’ receipt of reimbursement from third-party payors. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length for mobile services and approximately seven to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided. Pricing is also affected by competitive pressures.

Approximately 13% of our revenues for the nine months ended September 30, 2006 were generated by providing services directly to patients from our sites located at or near hospitals or other healthcare provider facilities, which we refer to as retail revenue. Our revenue from these sites is generated from direct billings to patients or their third-party payors, including Medicare, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

Fixed sites can be structured as either wholesale or retail arrangements. Revenues from these fixed-sites are included in both our wholesale or retail revenues, respectively.

On February 8, 2006, the Deficit Reduction Act of 2005, or DRA, was signed into law by President George W. Bush. The DRA imposes caps on Medicare payment rates for certain imaging services, including MRI, PET and PET/CT, furnished in physician’s offices and other non-hospital based settings. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change is to apply to services furnished on or after January 1, 2007. The limitation is applicable to the technical component of the services only, which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule. The technical reimbursement under the Physician Fee Schedule generally allows for higher reimbursement than under the hospital outpatient prospective payment system, or HOPPS. The implementation of this reimbursement reduction contained in the DRA will have a significant effect on our financial condition and results of operations beginning in 2007.

For full year 2006, we estimate that approximately 5.6% of our revenue will be billed directly to the Medicare program, which has increased from approximately 4.3% of our revenue billed directly to the Medicare program in 2005. If the DRA had been in effect for full year 2006, we estimate the reduction in Medicare revenue due to the DRA reimbursement rate decrease would have reduced revenue by approximately $9.7 million. Additionally, the PET and PET/CT Medicare HOPPS reduction would have reduced revenue by approximately $2.8 million. Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions would have negatively impacted Alliance’s 2006 revenue by a total of $12.5 million. We expect that the entire revenue decrease will directly effect earnings.

In addition, the DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts which was previously announced by the Center for Medicare and Medicaid Services, or CMS. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. The implementation of this reimbursement reduction did not have a material impact on our consolidated financial position or results of operations for the quarter and nine months ended September 30, 2006. We continue to believe that the implementation of this reimbursement reduction will not have a material impact on our consolidated financial position or results of operations in the future.

On July 18, 2006, the U.S. House of Representatives Energy and Commerce Committee’s Subcommittee on Health conducted a hearing regarding quality and utilization of imaging services and the provisions of the DRA that directly effect Medicare payment for imaging services. Many members of Congress have expressed concern about the impact of the DRA, and a bill has been introduced to delay the effective date of the DRA for two years. Our current view is that the bill will not be passed and become law. As a result, the DRA as it is currently structured will become effective January 1, 2007.

In August 2006, CMS proposed reducing Medicare Part B HOPPS reimbursement for PET and PET/CT imaging procedures. On November 1, 2006, CMS issued a final determination of Medicare Part B HOPPS reimbursement rates for PET and PET/CT imaging procedures. The national rate for PET scans will be reduced from the current rate of $1,150 per scan to $855 per scan effective January 1, 2007. The national rate for PET/CT scans will be reduced from the current rate of $1,250 per scan to $950 per scan effective January 1, 2007.

In addition, on November 1, 2006, CMS issued a rule that describes 14 new supplier standards applicable to independent diagnostic testing facilities, or IDTFs, enrolled or enrolling in the Medicare program, which includes some of our facilities. CMS has designed these standards to ensure that minimum quality standards are met to protect beneficiaries. If an IDTF fails to meet one or more of the proposed standards at the time of enrollment or at the time of re-enrollment, then its application will be denied or the agency will revoke an IDTF’s billing privileges. These new standards go into effect on January 1, 2007, and IDTFs must meet these standards to obtain or retain enrollment in the Medicare program. At this time, we cannot predict the impact that these new standards will have on our business.

The principal components of our cost of revenues are compensation paid to technologists and drivers, system maintenance costs, medical supplies, system transportation and technologists’ travel costs. Because a majority of these expenses are fixed, increased revenues as a result of higher scan volumes per system significantly improves our margins while lower scan volumes result in lower margins.

The principal components of selling, general and administrative expenses are sales and marketing costs, corporate overhead costs, provision for doubtful accounts, and non-cash share-based compensation.

We record minority interest expense and earnings from unconsolidated investees related to our consolidated and unconsolidated subsidiaries, respectively. These subsidiaries primarily provide shared-service and fixed-site diagnostic imaging and therapeutic services.

In 2005 and the first nine months of 2006, the growth rate of MRI industry wide scan volumes has slowed in part due to weak hospital volumes as reported by several investor-owned hospital companies, a growing number of medical groups adding imaging capacity within their practice setting, the increasing trend of third-party payors intensifying their utilization management efforts to control MRI scan volume growth rate and additional patient-related cost-sharing programs. We expect that this trend will continue throughout 2006.

In recent years, we began to see an increase in the competitive climate in the MRI industry, resulting in an increase in activity by original equipment manufacturers, or OEM’s, selling systems directly to certain of our clients. Typically, OEM’s target our higher scan volume clients. This increase in activity by OEM’s has resulted in overcapacity of systems in the marketplace, especially related to medical groups adding imaging capacity within their practice setting. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace these higher volume scan clients typically with lower volume clients. During 2006, our MRI revenues modestly declined compared to 2005 levels and we believe that MRI revenues will continue to modestly decline in future years.

Seasonality

We experience seasonality in the revenues and margins generated for our services. First and fourth quarter revenues are historically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, typically resulting in fewer patients being scanned during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, also resulting in fewer scans during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of our costs.

In 2006, there are five fewer scanning days in the second half of 2006 compared to the first half of 2006. We generated approximately $1.6 million per scanning day in the first half of 2006. If our revenue per scanning day for the second half of 2006 remains flat with the first half of 2006, this would result in a decrease in revenue of approximately $8.0 million in the second half of 2006 compared to the first half of 2006.

Recent Transactions

During December 2004, we entered into and completed various debt related transactions in order to lower our overall borrowing costs by retiring substantially all of our $260.0 million 10 3/8% Notes through a cash tender offer, or Tender Offer. We entered into a third amendment to our credit agreement which revised our Tranche C term loan facility, or Tranche C1, resulting in incremental borrowings of $154.0 million, decreased the borrowing rate from the London InterBank Offered Rate, or LIBOR, plus 2.375% to LIBOR plus 2.25% and decreased the maximum amount of availability under our existing revolving loan facility from $150.0 million to $70.0 million. We also issued $150.0 million of 7 1/4% Notes in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. We used the proceeds from these transactions and existing cash to complete the Tender Offer and redeem $256.4 million of the 10 3/8% Notes at a redemption price equal to 113.856% of the principal amount, together with the accrued interest to the redemption date. We incurred a loss on early retirement of debt of $44.4 million for the tender offer which represents the tender premium and consent payment to redeem the 10 3/8% Notes, write off of unamortized debt issuance costs and other fees and expenses related to the redemption of the 10 3/8% Notes.

During December 2005, we entered into a fourth amendment to our Credit Agreement which revised our maximum consolidated leverage ratio covenant to a level not to exceed 4.00 to 1.00 as of the last day of any fiscal quarter until the expiration of the agreement. Prior to the fourth amendment, our maximum consolidated leverage ratio covenant was 3.75 to 1.00 as of the last day of any fiscal quarter beginning March 31, 2006 to the expiration of the agreement. The fourth amendment also requires us to maintain a maximum consolidated senior leverage ratio covenant at a level not to exceed 3.00 to 1.00 as of the last day of any fiscal quarter. The amendment increased the Tranche C1 LIBOR margin from an annual rate of 2.25% to 2.50%. In connection with the amendment, we incurred an amendment fee of $0.6 million.

Effective September 1, 2005, we acquired certain assets associated with nine multi-modality fixed-site diagnostic imaging centers. The multi-modality fixed-site diagnostic imaging centers include one MRI system, six CT systems and 29 other modality systems. The purchase price consisted of $7.7 million in cash and $0.8 million in assumed liabilities and transaction costs. The acquisition was financed using our internally generated funds. As a result of this acquisition, we recorded goodwill and intangible assets of $2.2 million and $2.4 million, respectively. The intangible assets were recorded at fair value at the acquisition date. All recorded goodwill is deductible for tax purposes and will be amortized over 15 years for tax purposes. The acquisition also includes $0.2 million of contingent payment due to the shareholders of the centers if certain performance targets are met over a three year period. When the contingency is resolved and consideration is distributable, we will record the fair value of the consideration as additional purchase price to goodwill. The year ended December 31, 2005 includes four months of operations from this acquisition.

Effective October 1, 2005, we acquired 100% of the outstanding stock of PET Scans of America Corp., or PSA, a mobile provider of PET and PET/CT services primarily to hospitals in 13 states. The purchase price consisted of $36.6 million in cash and $3.7 million in assumed liabilities and transaction costs. The acquisition was financed using our revolving line of credit, internally generated funds and capital leases. As a result of this acquisition we acquired intangible assets of $11.4 million, of which $9.1 million was assigned to PSA customer contracts, which will be amortized over 10 years, and $2.1 million was assigned to certificates of need held by PSA, which have indefinite useful lives and are not subject to amortization. These assets were recorded at fair value at the acquisition date. We recorded total goodwill of $22.5 million, which includes $3.0 million of goodwill related to income tax timing differences as a result of the acquisition. None of the goodwill recorded is deductible for tax purposes. The year ended December 31, 2005 includes three months of operations from this acquisition.

In late December 2005, we purchased an additional equity interest in a joint venture we formed in 2004 with the University of Pittsburgh Medical Center. The joint venture, Alliance Oncology, or AO, is designed to partner with hospitals to build and operate radiation oncology centers, with an emphasis on intensity modulated radiation therapy and image guided radiation therapy. We now own 80% of AO. The year ended December 31, 2005 did not include any consolidated results of operations from this acquisition due to the small number of days between the acquisition date and the fiscal year end. During 2005, we recorded earnings in unconsolidated investees for our share of AO’s previously unconsolidated earnings.

Results of Operations

The following table below sets forth the selected items in our consolidated statements of operations for the periods presented, expressed as a percentage of revenues:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Revenues	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	48.0	50.4	52.5	51.1	53.1
Selling, general and administrative expenses	11.5	11.1	11.2	11.6	11.9
Employment agreement costs	0.6	0.5	0.1	0.1	—
Severance and related costs	0.5	0.3	0.2	—	0.2
Loss on early retirement of debt	—	10.3	—	—	—
Impairment charges	17.7	—	—	—	—
Depreciation expense	18.8	18.6	19.2	19.1	18.2
Amortization expense	0.7	0.8	0.9	0.9	1.1
Interest expense, net of interest income	10.5	10.2	8.7	8.6	8.8
Other (income) and expense, net	—	(0.1)	(0.1)	(0.1)	0.1
Total costs and expenses	108.3	102.1	92.7	91.3	93.4
(Loss) income before income taxes, minority interest expense and earnings from unconsolidated investees	(8.3)	(2.1)	7.3	8.7	6.6
Income tax (benefit) expense	(0.4)	(1.6)	3.1	3.7	3.0
Minority interest expense	0.4	0.5	0.4	0.5	0.4
Earnings from unconsolidated investees	(0.7)	(0.9)	(0.8)	(0.9)	(1.2)
Net (loss) income	(7.6)%	(0.1)%	4.6%	5.4%	4.4%

The table below provides MRI statistical information for each of the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
MRI statistics
Average number of total systems	344.3	340.0	332.5	332.3	322.0
Average number of scan-based MRI systems	306.4	293.0	282.4	282.5	273.2
Scans per system per day (scan-based systems)	9.46	9.67	9.47	9.53	9.37
Total number of scan-based MRI scans	828,173	812,730	753,020	575,251	535,082
Price per scan	$361.23	$355.96	$354.59	$353.77	$360.38

The table below provides PET and PET/CT revenue statistical information for each of the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
PET and PET/CT statistics
Average number of systems	34.5	48.8	55.7	51.6	68.1
Scans per system per day	4.84	4.97	5.41	5.34	5.91
Total number of PET and PET/CT scans	40,969	56,714	71,682	50,150	74,719
Price per scan	$1,348	$1,364	$1,339	$1,339	$1,312

Following are the components of revenue (in millions) for each of the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Total MRI revenue	$321.8	$315.9	$293.9	$223.6	$212.7
PET and PET/CT revenue	55.9	77.5	96.4	67.5	99.2
Other modalities and other revenue	35.9	38.7	40.5	29.5	32.2
Total	$413.6	$432.1	$430.8	$320.6	$344.1

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Revenue increased $23.5 million, or 7.3%, to $344.1 million in the first nine months of 2006 compared to $320.6 million in the first nine months of 2005 primarily due to an increase in PET and PET/CT revenues and higher other modalities and other revenue, offset by lower MRI revenue. PET and PET/CT revenue in the first nine months of 2006 increased $31.7 million, or 46.8%, compared to the first nine months of 2005. Total PET and PET/CT scan volumes increased 49.0% to 74,719 scans in the first nine months of 2006 from 50,150 scans in the first nine months of 2005, primarily as a result of growth in our core PET and PET/CT business and the PET Scans of America Corp. acquisition. The average number of PET and PET/CT systems in service increased to 68.1 systems in the first nine months of 2006 from 51.6 systems in the first nine months of 2005. Scans per system per day increased 10.7%, to 5.91 scans per system per day in the first nine months of 2006 from 5.34 scans per system per day in the first nine months of 2005. These increases were partially offset by a 2.0% decline in the average price per PET and PET/CT scan, to $1,312 per scan in the first nine months of 2006 compared to $1,339 per scan in the first nine months of 2005. Other modalities and other revenue increased $2.7 million, or 9.5%, to $32.2 million in the first nine months of 2006 compared to $29.5 million in the first nine months of 2005 primarily due to an increase in other fixed-site modality revenue, management contract revenue for our managed contracts and reimbursement of out-of-pocket expenses from unconsolidated investees. MRI revenue decreased $10.9 million in the first nine months of 2006, or 4.9%, compared to the first nine months of 2005. Scan-based MRI revenue decreased $10.6 million in the first nine months of 2006, or 5.2%, to $192.9 million, from $203.5 million in the first nine months of 2005. This decrease is , primarily a result of a 7.0% decrease in our scan-based MRI scan volume. Scan-based MRI scan volume decreased to 535,082 scans in the first nine months of 2006 from 575,251 scans in the first nine months of 2005, primarily due to a decrease in the average number of scan-based systems in service due to lower client demand. Scan-based systems in service decreased to 273.2 systems in the first nine months of 2006 from 282.5 systems in the first nine months of 2005 to adjust to modestly declining scan volumes and to increase the efficiency of our mobile MRI systems. Average scans per system per day also decreased by 1.7% to 9.37 in the first nine months of 2006 from 9.53 in the first nine months of 2005. Non-scan based MRI revenue decreased $0.3 million in the first nine months of 2006 over the same period in 2005. These decreases were partially offset by a 1.9% increase in average price per MRI scan to $360.38 per scan in first nine months of 2006 compared to $353.77 per scan in the first nine months of 2005.

We had 334 MRI systems at September 30, 2006 compared to 350 MRI systems at September 30, 2005. We had 71 PET and PET/CT systems at September 30, 2006 compared to 58 PET and PET/CT systems at September 30, 2005. We operated 74 fixed sites at September 30, 2006 compared to 72 fixed sites at September 30, 2005.

Cost of revenues, excluding depreciation and amortization, increased $18.9 million, or 11.5%, to $182.6 million in the first nine months of 2006 compared to $163.7 million in the first nine months of 2005. Compensation and related employee expenses increased $5.9 million, or 7.4%, primarily as a result of an increase in the number of PET and PET/CT technologists who have a higher average hourly wage rate than MRI technologists and an increase in mileage reimbursement rates. This increase in compensation was partially offset by a lower average headcount of MRI technologists as a result of a decrease in the average number of MRI systems in use. Medical supplies increased $3.8 million, or 30.4%, primarily as a result of an increase in the number of PET and PET/CT scans, which use a radiopharmaceutical as a component of the PET and PET/CT scan. During the first nine months of 2006, we recorded a tentative settlement on our class action lawsuit of $2.5 million. Management contract expenses increased $1.8 million, or 21.4%, primarily as a result of an increase in expenses incurred on behalf of unconsolidated investees. Maintenance and related costs increased $1.6 million, or 5.1%, primarily due to an increase in the number of PET/CT systems in service, which have a higher average service cost per system than MRI systems. Equipment rental expense increased $0.7 million, or 21.0%, primarily due to a higher number of rental systems in use to support current clients while continuing to improve route efficiency. Fuel expenses increased $0.7 million, or 14.8%, primarily due to higher average diesel fuel prices in 2006. Site fee expenses increased $0.4 million, or 14.6%, primarily due to an increase in the number of retail sites in operation. Outside medical services increased $0.2 million, or 2.6%, primarily as a result of an increase in outside radiologists service costs and physicist service costs associated with PET and PET/CT services. Tractor and transportation expenses increased $0.1 million, or 6.7%, primarily due to an increase in the number of tractors on operating leases. All other cost of revenues, excluding depreciation and amortization, increased $1.2 million, or 10.7%. Cost of revenues, as a percentage of revenue, increased to 53.1% in the first nine months of 2006 from 51.1% in the first nine months of 2005 as a result of the factors described above.

Selling, general and administrative expenses increased $3.9 million, or 10.6%, to $41.0 million in the first nine months of 2006 compared to $37.1 million in the first nine months of 2005. Non-cash share-based compensation increased $1.8 million in the first nine months of 2006 from the first nine months of 2005, primarily as a result of the adoption of SFAS 123 (R), effective January 1, 2006. Compensation and related employee expenses increased $1.0 million, or 4.0%, primarily due to an increase in management incentive compensation. These increases were partially offset by a decrease in recruiting costs. The provision for doubtful accounts increased $0.6 million, or 29.0%. The provision for doubtful accounts as a percentage of revenue was 0.8% for the nine month period ended September 30, 2006 compared to 0.6% for the nine month period ended September 30, 2005. All other selling, general and administrative expenses increased $0.5 million, or 5.4%. Selling, general and administrative expenses as a percentage of revenue were 11.9% and 11.6% in the first nine months of 2006 and 2005, respectively.

We recorded employment agreement costs of $0.4 million in the first nine months of 2005 related to payments under an amendment to an employment agreement with our former chairman of the board.

We recorded severance and related costs of $0.6 million in the first nine months of 2006 primarily for severance costs associated with reductions-in-force primarily due to our consolidation of five geographic regions to four geographic regions and a reduction in administrative headcount.

Depreciation expense increased $1.4 million, or 2.3%, to $62.7 million in the first nine months of 2006 compared to $61.3 million in the first nine months of 2005.

Amortization expense increased by $1.0 million, or 36.2%, to $3.7 million in the first nine months of 2006 compared to $2.7 million in the first nine months of 2005, primarily due to the amortization of intangible assets acquired in conjunction with our acquisitions in the third and fourth quarters of 2005.

Interest expense, net, increased $2.6 million, or 9.6%, to $30.3 million in the first nine months of 2006 compared to $27.7 million in the first nine months of 2005. This increase is due to higher average debt balances during the third quarter of 2006 as a result of 2005 acquisitions and higher average interest rates on our variable rate term loans. The increase in interest rates on our variable rate term loans was partially offset by the execution of various interest rate swap and collar agreements in 2004 and 2005 to hedge against future interest rate increases on most of our variable rate term loans.

Income tax expense was $10.4 million and $11.8 million in the first nine months of 2006 and 2005, respectively, resulting in effective tax rates of 41.0% and 40.5% in the first nine months of 2006 and 2005, respectively. Our effective tax rates were higher than statutory rates for the first nine months of 2006 and 2005 primarily as a result of state income taxes.

Minority interest expense increased $0.1 million, or 5.3%, to $1.6 million in the first nine months of 2006 compared to $1.5 million in the first nine months of 2005.

Earnings from unconsolidated investees increased by $1.5 million, or 59.7%, to $4.1 million in the first nine months of 2006 compared to $2.6 million in the first nine months of 2005.

Our net income was $15.0 million, or $0.30 per share on a diluted basis, in the first nine months of 2006 compared to $17.3 million, or $0.34 per share on a diluted basis, in the first nine months of 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue decreased $1.3 million, or 0.3%, to $430.8 million in 2005 compared to $432.1 million in 2004 as a result of lower MRI revenue, partially offset by higher PET and PET/CT revenue and higher other modalities revenue. MRI revenue in 2005 decreased $22.0 million, or 7.0%, compared to 2004. Scan-based MRI revenue decreased $22.3 million, or 7.7%, to $267.0 million in 2005, from $289.3 million in 2004, primarily as a result of a 7.3% decrease in our scan-based MRI scan volume. Scan-based MRI scan volume decreased to 753,020 scans in 2005 from 812,730 scans in 2004, primarily due to a decrease in the average number of scan-based systems in service due to lower client demand. Scan-based systems in services decreased to 282.4 systems in 2005 from 293.0 systems in 2004 to adjust to modestly declining scan volumes and to increase the efficiency of our MRI systems. Average scans per system per day also decreased by 2.1% to 9.47 in 2005 from 9.67 in 2004. The average price per MRI scan decreased by 0.4% to $354.59 per scan in 2005 compared to $355.96 per scan in 2004. These decreases were partially offset by a $0.3 million increase in non-scan based MRI revenue. PET and PET/CT revenue in 2005 increased $18.9 million, or 24.4%, compared to 2004. Total PET and PET/CT scan volumes increased 26.4% to 71,682 scans in 2005 from 56,714 scans in 2004, primarily as a result of an increase in the average number of PET and PET/CT systems in operation. The average number of PET and PET/CT systems in service increased to 55.7 systems in 2005 from 48.8 systems in 2004. Scans per system per day also increased 8.9%, to 5.41 scans per system per day in 2005 from 4.97 in 2004. These increases were offset by a decrease in the average price per PET and PET/CT scan of 1.7% to $1,339 per scan in 2005 compared to $1,364 per scan in 2004. Other modalities and other revenue increased $1.8 million, or 4.7%, to $40.5 million in 2005 compared to $38.7 million in 2004 primarily due to an increase in other fixed-site modality revenue, management contract revenue for our management agreements and reimbursement of expenses from unconsolidated investees. These increases in other modality and other revenue were partially offset by a decrease of CT revenue. Included in the revenue totals above are fixed-site revenues which increased $11.1 million, or 19.7%, to $67.5 million in 2005 from $56.4 million in 2004.

We had 351 MRI systems at December 31, 2005 compared to 362 MRI systems at December 31, 2004. We had 68 PET and PET/CT systems at December 31, 2005 compared to 54 PET and PET/CT systems at December 31, 2004. We operated 73 fixed sites at December 31, 2005, which includes 9 fixed sites acquired through our third quarter acquisition, compared to 61 fixed sites at December 31, 2004.

Cost of revenues increased $8.7 million, or 4.0%, to $226.3 million in 2005 compared to $217.6 million in 2004. Equipment rental costs increased $2.0 million, or 59.7%, primarily as a result of acquired operating leases in October 2005 and a higher number of MRI rental systems in use. Management contract expenses increased $1.9 million, or 20.4%, primarily as a result of an increase in expenses incurred on behalf of unconsolidated joint ventures. Maintenance and related costs increased $1.6 million, or 3.5%, primarily due to an increase in the average service cost per system, offset by a decrease in cryogen expense as a result of a decrease in MRI systems in service and cryogen sourcing discounts. Fuel expenses increased $1.1 million, or 22.1%, primarily due to higher diesel fuel prices in 2005. Outside medical services increased $0.8 million, or 9.7%, primarily as a result of an increase in outside radiologists service costs associated with PET and PET/CT. Compensation and related employee expenses increased $0.8 million, or 0.7%, primarily as a result of the increase of PET and PET/CT technologists who have a higher average hourly wage rate than MRI technologists, an increase in mileage reimbursement rates and an increase in recruiting costs. This increase in payroll was partially offset by a lower average headcount of MRI technologists as a result of a decrease in the average number of MRI systems in use. Tractor and transportation costs decreased $0.8 million, or 21.3%, as a result of improved route efficiencies and a decrease in the number of power units necessary to move systems. Medical supplies increased $0.6 million, or 3.0%, primarily as a result of an increase in the number of PET and PET/CT systems in operation, which use a radiopharmaceutical as a component of the scan. The increase in medical supplies was partially offset by a decrease in the price of the radiopharmaceutical used for PET and PET/CT scans and a decrease in film costs related to lower MRI scan volume and an increase in demand for digital images, as well as film purchasing sourcing discounts. Professional services increased $0.5 million, or 52.7%, primarily as a result of consulting fees incurred related to new fixed-site projects and legal costs incurred to obtain certificates of need. All other operating expenses, excluding depreciation, increased $0.2 million, or 1.3%, primarily due to the increase in the number of systems in service. Cost of revenues, as a percentage of revenue, increased to 52.5% in 2005 from 50.4% in 2004 as a result of the factors described above.

Selling, general and administrative expenses remained relatively constant at $48.1 million in each of the years ended 2005 and 2004. The provision for doubtful accounts increased $1.8 million in 2005 to $2.6 million compared to $0.8 million in 2004, primarily as a result of the collection of higher than normal amounts of aged accounts receivable in 2004. The provision for doubtful accounts was 0.6% of revenue in 2005 compared to 0.2% of revenue in 2004. Professional services increased $0.7 million, or 46.7%, primarily due to professional service costs associated with our Form S-3 shelf registration statement filed during the year as well as an increase in legal and investor relations costs. Compensation and related employee expenses decreased $1.2 million, or 3.3%, primarily due to a decrease in management incentive compensation. This decrease was partially offset by an increase in recruiting costs primarily to further develop the sales, business development, human resources and finance infrastructure and an increase in costs associated with national management meetings. Director’s fees related to the Director’s Deferred Compensation Plan in which directors are issued phantom shares as compensation for their services decreased $0.7 million, or 146.0%, as a result of a reduction in the fair market value our stock price from December 31, 2004 to December 31, 2005. All other selling, general and administrative expenses decreased $0.6 million, or 6.9%. Selling, general and administrative expenses as a percentage of revenue were 11.2% and 11.1% in 2005 and 2004, respectively.

We recorded employment agreement expenses of $0.4 million in 2005 related to payments under an amendment to an employment agreement with our former chairman of the board. We recorded employment agreement expenses of $2.1 million in 2004 related to an employment agreement with our former chief financial officer and payments under an amendment to an employment agreement with our former chairman of the board. We do not expect to incur any further costs relating to the amended employment agreement with our former chairman of the board.

We recorded severance and related costs of $0.8 million in 2005 primarily for severance costs associated with reductions-in-force. We recorded severance and related costs of $1.2 million in 2004 primarily for severance costs associated with reductions-in-force due to our consolidation of 10 operating regions to 5 geographic regions and a further consolidation of our retail billing and scheduling functions.

We recorded a loss on early retirement of debt of $44.4 million in 2004 related to the refinancing of our 10 3/8% Notes and our credit facility. This charge primarily consisted of tender offer and consent payments on the 10 3/8% Notes, write-off of unamortized debt issuance costs related to the early extinguishment of debt and other fees and expenses related to the redemption of the 10 3/8% Notes.

Depreciation expense increased $2.0 million, or 2.5%, to $82.5 million in 2005 compared to $80.5 million in 2004, principally due to an increase in the number of PET/CT systems which are more expensive than MRIs.

Amortization expense increased $0.5 million, or 12.3%, to $4.0 million in 2005 compared to $3.5 million in 2004.

Interest expense, net, decreased $6.5 million, or 14.9%, to $37.5 million in 2005 compared to $44.0 million in 2004. This decrease was primarily a result of lower average interest rates on our senior subordinated notes which were refinanced in December 2004 as well as lower average debt balances during the first nine months of 2005 versus 2004.

Income tax expense was $13.5 million in 2005, resulting in an effective tax rate of 40.4%. Our effective tax rate was higher than the statutory rate primarily as a result of state income taxes. In 2004, we recorded an income tax benefit of $6.8 million. We recorded a higher than statutory income tax benefit primarily due to the reversal of income tax reserves of $5.1 million primarily related to the favorable outcome of examinations of our 1998 and 1999 federal income tax returns and a favorable final IRS determination related to the treatment of an income item in a federal income tax return of one of our subsidiaries.

Minority interest expense decreased by $0.7 million, or 27.6%, to $1.7 million in 2005 compared to $2.4 million in 2004, primarily due to a decrease in earnings of consolidated joint ventures.

Earnings from unconsolidated investees decreased $0.7 million, or 17.0%, to $3.3 million in 2005 compared to $4.0 million in 2004, primarily due to net losses in 2005 from newly formed unconsolidated investees.

Our net income was $19.8 million, or $0.39 per share on a diluted basis in 2005 compared to net loss of $(0.5) million, or $(0.01) per share on a diluted basis in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue increased $18.5 million, or 4.5%, to $432.1 million in 2004 compared to $413.6 million in 2003 primarily due to higher PET and PET/CT revenue and higher other modalities and other revenue, offset by lower MRI revenue. PET and PET/CT revenue in 2004 increased $21.6 million, or 38.7%, compared to 2003 primarily due to an increase in the number of PET and PET/CT systems in service, to 48.8 systems in 2004 from 34.5 systems in 2003. The increase in average number of systems in 2004 over 2003 resulted in a 38.4% increase in total scan volume, to 56,714 scans in 2004 from 40,969 scans in 2003. Scans per system per day also increased 2.7%, to 4.97 scans per system per day in 2004, from 4.84 in 2003. Further, the average price per PET and PET/CT scan increased 1.1% to $1,363.15 per scan in 2004 compared to $1,348.17 per scan in 2003. Other modalities and other revenue increased $2.8 million, or 7.8%, to $38.7 million in 2004 compared to $35.9 million in 2003 primarily due to an increase in management contract revenue for our managed contracts and reimbursement of out-of-pocket expenses for unconsolidated joint ventures. MRI revenue in 2004 decreased $5.9 million, or 1.8%, compared to 2003 primarily as a result of a 1.9% decrease in our MRI scan volume and a 1.5% decrease in the average price per MRI scan. MRI scan volume decreased to 812,730 scans in 2004 from 828,173 scans in 2003, primarily due to a decrease in the average number of scan-based systems in service, to 293.0 systems in 2004 from 306.4 systems in the 2003, partially offset by an increase of 2.3% in the average scans per system per day to 9.67 in 2004 from 9.46 in 2003. Average price per MRI scan decreased to $355.96 per scan in 2004 compared to $361.23 per scan in the corresponding period of 2003 primarily as a result of price reductions granted to certain clients upon renewal of their contracts and competitive pricing pressures. The decrease in total MRI revenue was offset by an increase in non-scan based MRI revenue.

We had 362 MRI systems at December 31, 2004 compared to 363 MRI systems at December 31, 2003. We had 54 PET and PET/CT systems at December 31, 2004 compared to 44 PET and PET/CT systems at December 31, 2003. The PET and PET/CT increase was primarily a result of planned system additions to satisfy client demand.

Cost of revenues increased $19.1 million, or 9.6%, to $217.6 million in 2004 compared to $198.5 million in 2003. Compensation and related employee expenses increased $7.7 million, or 7.7%, primarily as a result of an increase in field management and technologists’ wage rates, including a $2.5 million increase in payroll related costs necessary to support new PET and PET/CT systems in operation whose technologists have a higher hourly rate than MRI technologists and a $2.5 million increase in employee benefits, including workers’ compensation expense. The 31.5% increase in employee headcount to support the new PET and PET/CT systems in operation were partially offset by a 2.6% decrease in the number of employees necessary to support current MRI systems and a 5.1% decrease in the number of drivers primarily due to a decrease in the number of power units in service. Systems maintenance costs increased $4.2 million, or 10.6%, primarily due to an increase in the number of PET and PET/CT systems which have higher contracted preventative maintenance costs per system. Medical supplies increased $2.3 million, or 15.2%, primarily as a result of an increase in PET and PET/CT scan volume, which use a radiopharmaceutical as a component of the scan. Management contract expenses increased $1.9 million, or 26.2%, primarily as a result of an increase in expenses incurred on behalf of unconsolidated joint ventures. Licenses, taxes and fees increased $1.1 million, or 37.9%, primarily as a result of an increase in property taxes associated with the purchase of 12 PET/CT systems in 2004, which have a higher average property value then MRI systems. Outside medical services increased $1.1 million, or 14.4%, primarily as a result of an increase in outside radiologists service costs associated with an increase in retail revenue. All other operating expenses, excluding depreciation, increased $0.8 million, or 3.1%, primarily due to the increase in the number of systems in service. Cost of revenues, as a percentage of revenue, increased to 50.4% in 2004 from 48.0% in 2003 as a result of the factors described above.

Selling, general and administrative expenses increased $0.6 million, or 1.4%, to $48.1 million in 2004 compared to $47.5 million in 2003. Compensation and related employee expenses increased $4.2 million, or 14.9%, primarily due to increased costs as a result of changes in the management infrastructure, recruiting costs and an increase in management incentive compensation. This increase was offset by a decrease in the provision for doubtful accounts of $2.0 million, or 71.5% resulting from collection of older accounts receivable in 2004 billed in prior years and higher collections of 2004 revenues. The provision for doubtful accounts decreased as a percentage of revenue to 0.2% of revenue in 2004 compared to 0.7% of revenue in the corresponding period of 2003. Non-cash stock based compensation decreased $1.4 million, or 82.4%, to $0.3 million in 2004 from $1.7 million in 2003, primarily due to decreased costs associated with our amended stock option agreements. All other selling, general and administrative expenses decreased $0.2 million, or 1.2%. Selling, general and administrative expenses as a percentage of revenue were 11.1% and 11.5% in 2004 and 2003, respectively.

We recorded employment agreement expenses of $2.1 million in 2004 related to an employment agreement with our former chief financial officer and payments under an amendment to an employment agreement with our former chairman of the board. We recorded employment agreement expenses of $2.4 million in 2003 related to payments under an amendment to an employment agreement with our former chairman of the board. We expect to incur approximately $0.5 million of costs over the remaining 5-month term of the amended employment agreement with our former chairman of the board.

We recorded severance and related costs of $1.2 million in 2004 primarily for severance costs associated with reductions-in-force due to our reduction in the number of geographic regions and a further consolidation of our retail billing and scheduling functions. We recorded severance and related costs of $2.2 million in 2003 primarily related to severance and settlement payments made as a result of reductions-in-force.

We recorded a loss on early retirement of debt of $44.4 million in 2004 related to the refinancing of our 10 3/8% Notes and our credit facility. This charge primarily consisted of tender offer and consent payments on the 10 3/8% Notes, write-off of unamortized debt issuance costs related to the early extinguishment of debt and other fees and expenses related to the redemption of the 10 3/8% Notes.

We recorded non-cash impairment charges of $73.2 million in 2003, related to the write down of certain MRI equipment, goodwill and other intangible assets under the provisions of SFAS 142 and SFAS 144 as these assets carried book values which exceeded their fair value, and an other than temporary decline in the fair value of our investment in a joint venture.

Depreciation expense increased $2.8 million, or 3.6%, to $80.5 million in 2004 compared to $77.7 million in 2003, principally due to an increase in the number of PET systems which have a shorter depreciable life than MRIs, as well as the change in estimate of new MRI system useful lives from eight years to seven years in the third quarter of 2003.

Amortization expense increased $0.6 million, or 21.6%, to $3.5 million in 2004 compared to $2.9 million in 2003.

Interest expense, net, increased $0.4 million, or 1.0%, to $44.0 million in 2004 compared to $43.6 million in 2003. This increase was due to higher average interest rates on our variable rate term loans primarily resulting from execution of various interest rate swap agreements in 2004 to hedge against future interest rate increases on a portion of our variable rate term loans. This increase was partially offset by a reduction in interest expense due to a lower average debt balances in 2004 compared to 2003.

In 2004, we recorded an income tax benefit of $6.8 million. We recorded a higher than statutory income tax benefit primarily due to the reversal of income tax reserves of $5.1 million primarily related to the favorable outcome of examinations of our 1998 and 1999 federal income tax returns and a favorable final IRS determination related to the treatment of an income item in a federal income tax return of one of our subsidiaries. In 2003, we recorded an income tax benefit of $1.7 million. We recorded a lower than statutory income tax benefit primarily because a portion of the impairment charges related to non-deductible goodwill.

Minority interest expense increased by $0.7 million, or 40.7%, to $2.4 million in 2004 compared to $1.7 million in 2003, primarily due to an increase in earnings of consolidated joint ventures.

Earnings from unconsolidated investees increased by $1.4 million, or 52.1%, to $4.0 million in 2004 compared to $2.6 million in 2003, primarily due to an increase in earnings of unconsolidated investees primarily due to increases in scan volume and the number of systems in operation.

Our net loss was $(0.5) million, or $(0.01) per share on a diluted basis in 2004 compared to net loss of $(31.6) million, or $(0.66) per share on a diluted basis in 2003.

Liquidity and Capital Resources

Our primary source of liquidity is cash provided by operating activities. We generated $77.2 million and $93.0 million of cash flow from operating activities in the first nine months of 2006 and 2005, respectively. Our ability to generate cash flow is affected by numerous factors, including demand for MRI, PET and other diagnostic imaging services. Our ability to generate cash flow from operating activities is also dependent upon the collections of our accounts receivable. The provision for doubtful accounts increased by $0.6 million in the first nine months of 2006 compared to the first nine months of 2005. Our number of days of revenue outstanding for our accounts receivable was 50 days and 48 days as of September 30, 2006 and 2005, which we believe is among the more favorable in the healthcare service industry. The number of days revenue outstanding as of September 30, 2006 were negatively impacted due to a CMS claims payment hold for the last nine days of September 2006 due to CMS’s budget issues faced at its fiscal year end, which was September 30, 2006. We resumed receiving Medicare claims payments in October 2006. In addition, as of September 30, 2006, we had $64.1 million available borrowings under our revolving line of credit.

Our primary use of capital resources is to fund capital expenditures. We used cash of $43.9 million and $53.2 million for investing activities in the first nine months of 2006 and 2005, respectively. We incur capital expenditures for the purposes of:

•       purchasing new systems;

•       replacing less advanced systems with new systems; and

•       providing upgrades of our MRI and PET and PET/CT systems and upgrading our corporate infrastructure for future growth.

Capital expenditures totaled $56.5 million and $46.5 million in the first nine months of 2006 and 2005, respectively. During the first nine months of 2006 we purchased nine MRI systems, 20 PET/CT systems and four CT systems. We traded-in or sold a total of 46 total systems for the nine months ended September 30, 2006. Our decision to purchase a new system is typically predicated on obtaining new or extending existing client contracts, which serve as the basis of demand for the new system. We expect to purchase additional systems in 2006 and finance substantially all of these purchases with our available cash, cash from operating activities, our revolving line of credit, and equipment leases. Based upon the client demand described above, which dictates the type of equipment purchased, we expect capital expenditures to total approximately $75 to $80 million in 2006.

We believe that, based on current levels of operations, our cash flow from operating activities, together with other available sources of liquidity, including borrowings available under our revolving loan facility, will be sufficient over the next one to two years to fund anticipated capital expenditures and make required payments of principal and interest on our debt.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

The majority of our revenues is derived directly from healthcare providers and is primarily for imaging services. To a lesser extent, revenues are generated from direct billings to patients or their medical payors which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Revenues from direct patient billing amounted to approximately 13%, 13% and 12% of revenues in the years ended December 31, 2005, 2004 and 2003, respectively, and 13% and 13% in the nine months ended September 30, 2006 and 2005, respectively. We continuously monitor collections from direct patient billings and compare these collections to revenue, net of contractual discounts, recorded at the time of service. While such contractual discounts have historically been within our expectations and the provisions established, an inability to accurately estimate contractual discounts in the future could have a material adverse impact on our operating results. As the price is predetermined, all revenues are recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured which is based upon contract terms with healthcare providers and negotiated rates with third-party payors and patients.

Accounts Receivable

We provide shared and single-user diagnostic imaging equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Substantially all of our accounts receivable are due from hospitals, other healthcare providers and health insurance providers located throughout the United States. Services are generally provided pursuant to long-term contracts with hospitals and other healthcare providers or directly to patients, and generally collateral is not required. Receivables generally are collected within industry norms for third-party payors. We continuously monitor collections from our clients and maintain a provision for estimated credit losses based upon any specific client collection issues that we have identified and our historical experience. While such credit losses have historically been within our expectations and the provisions established, an inability to accurately estimate credit losses in the future could have a material adverse impact on our operating results.

Goodwill and Long-Lived Assets

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually. In accordance with SFAS 142, we have selected to perform an annual impairment test for goodwill based on the financial information for the nine months ended September 30, 2006, or more frequently when an event occurs or circumstances change to indicate an impairment of these assets has possibly occurred. Goodwill is allocated to our various reporting units which are our geographical regions. SFAS 142 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than the carrying value. The fair value of the reporting unit is determined based on discounted cash flows, market multiples or appraised values as appropriate. We comply with required impairment testing procedures. In 2003, we performed an interim valuation analysis in accordance with SFAS 142 and recognized a goodwill impairment charge in three of our reporting units. In 2004 and 2005, we concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill impairment was present. No triggering events have occurred during the fourth quarters of 2004 and 2005 which would require an additional impairment test as of December 31, 2004 and 2005. SFAS 142 also requires intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived-Assets.”

Deferred Income Taxes

Deferred income tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future income tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not. We regularly review our deferred income tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective income tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to significantly increase our valuation allowance resulting in a substantial increase in our effective tax rate which could have a material adverse impact on our operating results.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, “Accounting for Changes and Error Corrections,” or SFAS 154, which is a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” This statement changes the requirements for the accounting for and reporting of all voluntary changes in accounting principle and in the instance that a pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated financial position or results of operations.

In June 2005, the FASB issued Emerging Issues Task Force Issue No. 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” or EITF 04-05. EITF 04-05 clarifies how general partners in a limited partnership should determine whether they control a limited partnership. A general partner of a limited partnership is presumed to control the limited partnership unless the limited partners have substantive kick-out rights or participating rights. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified, EITF 04-05 is effective after June 29, 2005. For general partners in all other limited partnerships, EITF 04-05 is effective for the first period in fiscal years beginning after December 15, 2005. The adoption of EITF 04-05 did not have a material impact on our consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” or FASB 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the provisions of FIN 48 and the impact on our consolidated financial position and results of operations. We will adopt FIN 48 for the fiscal year beginning January 1, 2007.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” or SFAS 157, which enhances the existing guidance for measuring assets and liabilities using fair value. This statement provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 emphasizes fair value as a market-based measurement instead of an entity-specific measurement. The statement sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the provisions of SFAS 157 and the impact on our consolidated financial position and results of operations. We will adopt SFAS 157 for the fiscal year beginning January 1, 2008.

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. SAB 108 is effective for fiscal years ending after November 15, 2006. We do not believe the adoption of SAB 108 will have a material impact on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

We sell our services exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our interest expense is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our indebtedness has interest rates which are variable. The recorded carrying amount of our long-term debt under our existing credit agreement approximates fair value as these borrowings have variable rates that reflect currently available terms and conditions for similar debt. To decrease the risk associated with interest rate increases, we entered into multiple interest rate swap and collar agreements for a portion of our variable rate debt. These swaps and collars are designated as cash flow hedges of variable future cash flows associated with our long-term debt.

During 2004 we entered into swap agreements which have notional amounts of $56.8 million, $46.8 million and $48.4 million at September 30, 2006. Under the terms of these agreements, we receive three-month LIBOR and pay a fixed rate of 3.15%, 3.89%, and 3.69%, respectively. The net effect of the hedges is to record interest expense at fixed rates of 5.65%, 6.39% and 6.19% respectively, as the debt incurs interest based on three-month LIBOR plus 2.50%. For the quarter and nine months ended September 30, 2006, we received a net settlement amount of $0.6 million and $1.4 million, respectively. For the quarter and nine months ended September 30, 2005 we paid a net settlement amount of $0.1 million and $0.8 million, respectively. The swap agreements mature during 2007.

During 2005 we entered into multiple interest rate collar agreements which have a notional amount of $178.0 million. Under the terms of these agreements, we have purchased a cap on the interest rate of 4.00% and have sold a floor of 2.25%. For the quarter and nine months ended September 30, 2006, we received a net settlement amount of $0.5 million and $0.9 million, respectively, on these collar agreements. For the quarter and nine months ended September 30, 2005, we did not record any net settlement on these collar agreements. The collar agreements mature at various dates between January 2007 and January 2008.

The swap and collar agreements have been designated as cash flow hedges of variable future cash flows associated with our long term debt. In accordance with SFAS 133, the swaps and collars are recorded at fair value. On a quarterly basis, the fair value of the swaps and collars will be determined based on quoted market prices and, assuming perfect effectiveness, the difference between the fair value and the book value of the swaps and collars will be recognized in comprehensive income, a component of shareholders’ equity. Any ineffectiveness of the swaps and collars is required to be recognized in earnings.

The outstanding interest rate swaps and collars expose us to credit risk in the event that the counterparties to the agreements do not or cannot meet their obligations. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the swap and collar agreements. The counterparties to the swaps and collars are major financial institutions and we expect the counterparties to be able to perform their obligations under the swaps and collars. We use derivative financial instruments for hedging purposes only and not for trading or speculative purposes.

Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our investments are in cash equivalents. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities.

BUSINESS

General

We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging, or MRI, and positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared-service and full-time service basis. We also provide services through a growing number of fixed sites, primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations.

In addition, through Alliance Oncology, a joint venture with the University of Pittsburgh Medical Center, we have recently begun a new initiative to build and operate radiation therapy centers primarily by partnering with hospitals in a manner similar to our existing MRI, PET and PET/CT business. Two of these centers are currently operational and several more are in development.

For the nine months ended September 30, 2006, MRI services and PET and PET/CT services generated 62% and 29% of our revenue, respectively. The remaining revenue was comprised of diagnostic imaging services revenue from other modalities, primarily computed tomography, or CT, and management contract revenue. We had 494 diagnostic imaging systems, including 334 MRI systems and 71 PET or PET/CT systems, and we served over 1,000 clients in 43 states at September 30, 2006. Of these 494 diagnostic imaging systems, 74 were located at fixed sites, which constitutes systems installed primarily in medical office buildings, in hospitals or inside medical groups’ offices. Of these 74 fixed sites, 60 were MRI fixed sites, three were PET or PET/CT fixed sites and 11 were other modality fixed sites.

Approximately 87% of our revenues for the nine months ended September 30, 2006 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independently of our clients’ receipt of reimbursement from third-party payors. For shared-service mobile customers, we typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The terms of these contracts average approximately three years in length. Our contracts for our fixed sites average approximately seven to 10 years in length. We price our contracts based on the type of system used, the scan volume and the number of ancillary services being provided. Pricing is also affected by competitive pressures.

Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging systems and services in order to: take advantage of our extensive diagnostic imaging and project management experience; avoid the capital investment and financial risk associated with the purchase of their own systems; provide access to MRI, PET and PET/CT and other services for their patients when the demand for these services does not justify the purchase of a dedicated, full-time system; benefit from upgraded imaging systems without direct capital expenditures; eliminate the need to recruit, train and manage qualified technologists; make use of our ancillary services; and gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Industry Overview

Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures. Radiation therapy, or RT, is the use of high-energy radiation to treat cancer. The market of RT providers is highly fragmented with approximately 70% of services still performed in hospitals.

MRI

First patented in 1974, MRI technology involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen.

The MRI industry has experienced growth as a result of: recognition of MRI as a cost-effective, noninvasive diagnostic tool; superior soft-tissue image quality of MRI versus that of other diagnostic imaging technologies; wider physician acceptance and availability of MRI technology; growth in the number of MRI applications; MRI’s safety when compared to other diagnostic imaging technologies because it does not use potentially harmful radiation; and increased overall demand for healthcare services, including diagnostic services, for the aging population.

PET and PET/CT

PET is a nuclear medicine procedure that produces images of the body’s metabolic and biologic functions. A PET/CT system fuses together the results of a PET and CT (Computed Tomography) scan at the scanner level. The PET portion of the scan detects the metabolic signal of cancer cells and the CT portion of the scan provides a detailed image of the internal anatomy that reveals the location, size and shape of abnormal cancerous growths.

Early detection of these conditions enables a broader range of treatments. PET/CT is also useful for the monitoring of these conditions. The recent expansion of Centers for Medicare & Medicaid Services, or CMS, coverage has driven the growth of PET. Since 1998, CMS has expanded reimbursement of PET procedures from two indications to 39 indications.

Other Diagnostic Imaging Services

Other diagnostic imaging technologies include: nuclear medicine or gamma camera, ultrasound, mammography, general fluoroscopy, bone densitometry and general x-ray.

Radiation Therapy

Radiation therapy uses high-energy radiation to treat cancer. The radiation diminishes cancer cells’ ability to reproduce, which causes the body to naturally dispose of these cells. Approximately 60% of new cancer patients are treated with radiation therapy each year. Radiation therapy is often used together with other oncology treatments such as chemotherapy and surgical oncology.

Our Competitive Strengths

A Leading National Provider of Shared-Service and Fixed-Site MRI and PET and PET/CT Service

We are a leading national provider of shared-service and fixed-site MRI, PET and PET/CT services, based on annual revenue and number of diagnostic imaging systems deployed. As of September 30, 2006, we had 334 MRI systems and 71 PET or PET/CT systems.

We believe our size allows us to achieve operating, purchasing and administrative efficiencies, including:

•       the ability to maximize utilization through efficient deployment of our mobile systems;

•       equipment purchasing savings from equipment manufacturers; and

•       favorable service and maintenance contracts from equipment manufacturers.

We also believe our size has enabled us to establish a well-recognized brand name and an experienced management team with a detailed knowledge of the competitive and regulatory environments within the diagnostic imaging services industry. This reputation and knowledge has enabled us to become one of the first companies to work with hospitals to develop and provide radiation oncology therapy services. PET and PET/CT, which is often used for early detection of cancer, provides us with a unique ability to leverage our hospital relationships and capitalize on this fast growing therapeutic sector.

Comprehensive Diagnostic Imaging Solution

We offer our clients a comprehensive diagnostic imaging solution, which includes our imaging services and ancillary services, such as marketing support, education and training and billing assistance. In some cases, we provide services under our regulatory and licensing approvals for clients who lack such approvals. We believe that a comprehensive diagnostic imaging solution is an important factor when potential clients select a diagnostic imaging provider. We also believe that some clients recognize the benefits of our solution and will continue to contract for our diagnostic imaging services or enter into a joint venture with us even if their scan volume may justify the purchase of their own imaging system.

Exclusive, Long-Term Contracts with a Diverse Client Base

We primarily generate our revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts average approximately three years in length for mobile services and approximately seven to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own systems. At September 30, 2006, we served over 1,000 clients in 43 states and, during 2005, no single client accounted for more than 3% of our revenue.

Reduced Reimbursement Risk

For the nine months ended September 30, 2006, approximately 87% of our revenues were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients (hospitals and clinics) to pay us based on the number of scans we perform on patients on our clients’ behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us regardless of their receipt of reimbursement from third-party payors. Accordingly, our exposure to uncollectible patient receivables is minimized, as evidenced by our bad debt expense of only 0.8% of revenues for the nine months ended September 30, 2006. In addition, we believe that the number of days outstanding for our accounts receivable, which was 50 days as of the nine months ended September 30, 2006, is among the more favorable in the healthcare services industry.

Stable and Significant Cash Flow Generation

We have produced strong cash flows and maintained attractive margins over a sustained period of time. We attribute this to: (1) our comprehensive outsourcing solutions, (2) the substantial value we offer our customers, (3) the strength of our customer relationships, (4) the wholesale nature of our revenues and (5) our economies of scale.

Experienced Management Team

Our senior management team consists of professionals with significant experience within the hospital and healthcare services industry. Our four executive officers have over 50 years of industry experience.

Our Strategy

Key components of our strategy include:

Focus on Diversification Through Growth Products

We will continue to operate our mobile, shared-service MRI business to maximize efficiency, clinical excellence and cash flow. However, we are also focused on diversifying and growing our business through the identification of additional services or new technologies which can be deployed on behalf of our hospital and healthcare clients, including:

•       PET/CT.   We are one of the largest national PET/CT providers in the United States. We currently have 68 mobile PET and PET/CT systems and three fixed-site systems. Strong industry growth in the PET and PET/CT market provides a significant opportunity for our company. We see potential for growth through increases in Medicare-approved procedures and greater physician acceptance of PET procedures.

•       Fixed Sites.   Our mobile system contracts are generally for terms of three years or less while our fixed-site contracts last for seven to 10 years. Since January 1, 2003, we opened 46 fixed sites and increased fixed-site revenues by 125%. We plan to continue to profitably grow our fixed-site business line through an aggressive, but disciplined growth strategy focused on partnerships with hospitals and fact-based, analytical screening processes.

•       Radiation Therapy.   Within oncology, radiation therapy is an established, growing form of treatment that exhibits strong operating margins and a high return on investment. RT represents a significant opportunity for us as PET/CT technology is increasingly used for the early detection of cancer and 60% of new cancer cases are treated with RT each year. Alliance Oncology, our joint venture with the University of Pittsburgh Medical Center, is currently developing radiation therapy centers in partnership with hospitals. Two of these centers are currently open and several more are in development. The growth in RT as part of our business mix is supported by strong demand from hospitals for assistance in upgrading to the latest RT technology (IMRT or IGRT), the increasing incidence of cancer, our unparalleled PET/CT capabilities and the growing use of PET/CT scans.

Improvement of our Sales Force

We are focused on improving our sales management and sales support infrastructure to improve the pace of new business. We believe a strengthened sales force will enable us to further diversify our business, pursue growth in low market share territories and focus on converting mature mobile customers to fixed sites. The ability of our sales force to effectively cross-sell PET/CT, RT and other new products will provide us with future growth and margin enhancement. Some of our sales force initiatives include new training programs, marketing campaigns and account coverage models. We also have improved commission and incentive programs for our sales managers to align them with our company’s initiatives.

Improve Operating Efficiency

We are focused on reducing our cost structure and improving asset allocation. Since 2005, we have decreased the number of our business regions from 10 to four, while standardizing certain policies and procedures nationwide. In doing so, we believe we will continue to benefit from our regional managers’ direct contact and knowledge of markets we serve, while ensuring quality, consistency and efficiency across all regions. Other initiatives include developing new vendor relationships and actively managing our mobile systems to increase their utilization through improved route efficiency.

Focus on Patient Care and Customer Service

We are dedicated to the highest level of patient care standards and clinical performance improvement. We strive to provide a variety of solutions designed to meet the needs of our customers by developing new surveying tools for both patients and customers. These surveying tools provide performance-driven data to improve levels of satisfaction for all of our products. As a result of our efforts, we have achieved the highest levels of accreditation. We were the first national provider of shared-imaging services to be awarded accreditation by the JCAHO in 1998. All of our sites and centers are JCAHO accredited or American College of Radiology certified. We have also restructured our marketing function so that our marketing teams are regionally based, enabling us to better understand our patient and customer needs, thereby improving our service to them.

Focus on a Unified Culture

Our business mix has significantly diversified over the past several years. Because of this, we have made it a priority to develop a cohesive culture based upon a shared set of core values, including (i) clinical quality and excellence, (ii) integrity and ethics, (iii) respect and (iv) teamwork and accountability. Our values are stewarded by a management team with a history of clinical excellence combined with practical experience. Some of our specific actions have been to establish clear and consistent performance expectations and invest in key training for sales and operations management personnel.

Selectively Pursue Acquisitions

We intend to maintain our market positions by selectively pursuing strategic acquisitions. Changes in the rates or methods of third-party reimbursement for diagnostic imaging services could severely impact our smaller competitors and result in a unique buying opportunity for us. We are particularly focused on acquiring individual imaging centers located in certificate of need, or CON, regulated states. In some states, a CON or similar regulatory approval is required prior to the acquisition of diagnostic imaging systems or service, resulting in a barrier to entry for competitors without a CON. In October 2005, we acquired PET Scans of America, a mobile provider of PET and PET/CT services exclusively serving hospitals, many of which are located in CON states.

Contracts and Payment

Our typical MRI and PET and PET/CT contract is exclusive, averages approximately three years in length for mobile services and seven to 10 years in length for fixed-site arrangements, and often includes an automatic renewal provision. Most of our contracts require a fee for each scan we perform. With other contracts, clients are billed on a fixed-fee basis for a period of time, regardless of the number of scans performed. These fee levels are affected primarily by the type of imaging system provided, scan volume and the number of ancillary services provided. These payments are due to us independent of our clients’ receipt of reimbursement from third-party payors. Approximately 87% of our revenues for the nine months ended September 30, 2006 were generated by providing these services to hospitals and other healthcare providers. To a lesser extent, our revenues are generated from direct billings to patients or their medical payors. Approximately 13% of our revenues for the nine months ended September 30, 2006 were generated by providing services directly to patients or their medical payors. We typically reserve the right to reduce a client’s number of service days or terminate an unprofitable contract.

Imaging Systems

As of September 30, 2006, we operated 494 diagnostic imaging systems, comprised of 334 MRI systems and 71 PET or PET/CT systems. Of these 494 diagnostic imaging systems, 74 were located at fixed-sites, which constitutes systems installed in hospitals, other buildings on hospital campuses, including modular buildings, systems installed inside medical groups’ offices or medical buildings, and free-standing fixed sites, which includes systems installed in a medical office building, ambulatory surgical center or other retail space. Of the 74 fixed sites at September 30, 2006, there were 60 MRI fixed sites, three PET or PET/CT fixed sites and 11 other modality fixed sites. We have made significant investments in our systems in an effort to ensure that we maintain the newest, most advanced imaging systems that meet our clients’ needs. Moreover, because we can upgrade most of our current MRI and PET and PET/CT systems, we believe we have reduced the potential for technological obsolescence.

We purchase our imaging systems from major medical equipment manufacturers, primarily General Electric Medical Systems, Siemens Medical Systems and Philips Medical Systems. Generally, we contract with clients for new or expanded services prior to ordering new imaging systems in order to reduce our system utilization risk. As one of the largest commercial purchasers of MRI and PET/CT systems in the world, we believe we receive relatively attractive pricing for equipment and service contracts from these equipment manufacturers.

Regional Structure

In 2005 we divided our operations into five geographic regions, and effective January 2006, we consolidated our five geographic regions into four geographic regions. We have a local presence in each region, none of which accounts for more than 27% of our revenues. We believe we will continue to benefit from our regional managers’ direct contact with and knowledge of the markets we serve, which allows us to address the specific needs of each local operating environment. Each region continues to market, manage and staff the operation of its imaging systems and is run as a separate profit center responsible for its own revenues, expenses and overhead. To complement this regional arrangement, we continue to have standardized contracts, operating policies and other procedures, which are implemented nationwide in an effort to ensure quality, consistency and efficiency across all regions. For the purposes of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information,” we have aggregated the results of our four geographic regions into one reportable segment.

System Management and Maintenance

We actively manage deployment of our imaging systems to increase their utilization through the coordinated transportation of our mobile systems using 240 power units. We examine client requirements, route patterns, travel times, fuel costs and system availability in our deployment process. Our shared-service MRI systems are currently scheduled for as little as one-half day and up to seven days per week at any particular client, with an average usage of 2.3 days per week per client. Drivers typically move the systems at night and activate them upon arrival at each client location so that the systems are operational when our technologists arrive.

Timely, effective maintenance is essential for achieving high utilization rates of our MRI systems. We contract with the original equipment manufacturers for comprehensive maintenance programs on our systems to minimize the period of time the equipment is unavailable. System repair typically takes less than one day but could take longer, depending upon the nature of the repair. During the warranty period and maintenance contract term, we receive guarantees related to equipment operation and availability.

Sales and Marketing

As of September 30, 2006, our national sales force consisted of 43 members who identify and contact potential clients. We also had 52 marketing representatives, as of such date, who are focused on increasing the number of scans performed with our systems by educating physicians about our new imaging applications and service capabilities. The sales force is organized regionally under the oversight of regional vice presidents and senior management. Furthermore, certain of our executive officers and regional vice presidents also spend a portion of their time participating in contract negotiations.

Competition

The market for diagnostic imaging services is highly fragmented and has few national imaging service providers. We believe that the key competitive factors affecting our business include:

•       the quality and reliability of service;

•       the quality and type of equipment available;

•       the availability of types of imaging and ancillary services;

•       the availability of imaging center locations and flexibility of scheduling;

•       pricing;

•       the knowledge and service quality of technologists;

•       the ability to obtain regulatory approvals; and

•       the ability to establish and maintain relationships with healthcare providers and referring physicians.

We are, and expect to continue to be, subject to competition in our targeted markets from businesses offering diagnostic imaging services, including existing and developing technologies. There are many companies engaged in the shared-service and fixed-site imaging market, including one national competitor and many smaller regional competitors. While we believe that we had a greater number of diagnostic imaging systems in operation at the end of 2005 than our principal competitors and also had greater revenue from diagnostic imaging services during our 2005 fiscal year than they did, some of our competitors may now or in the future have access to greater resources than we do. We compete with other mobile providers, independent imaging centers, physicians, hospitals and other healthcare providers that have their own diagnostic imaging systems, and original equipment manufacturers that sell or lease imaging systems to healthcare providers for mobile or full-time use. We may also experience greater competition in states that currently have certificates of need laws should these laws be repealed, thereby reducing barriers to entry in that state.

Employees

As of September 30, 2006, we had 2,043 employees, of whom 1,577 were trained diagnostic imaging technologists, patient coordinators, drivers or other technical support staff. The drivers in a portion of one of our regions, approximately 34 employees, are represented by the Teamsters union as their collective bargaining agent. We believe we have good relationships with our employees.

Regulation

Our business is subject to extensive federal and state government regulation. This includes the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws and state certificate of need laws. Although we believe that our operations materially comply with the laws governing our industry, it is possible that non-compliance with existing laws or the adoption of new laws or interpretations of existing laws could adversely affect our financial performance.

Fraud and Abuse Laws; Physician Referral Prohibitions

The healthcare industry is subject to extensive federal and state regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment for services.

In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid Programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. In addition, there is no one generally accepted definition of intent for purposes of finding a violation of the Anti-Kickback Law. For instance, one court has stated that an arrangement will violate the Anti-Kickback Law where any party has the intent to unlawfully induce referrals. In contrast, another court has opined that a party must engage in the proscribed conduct with the specific intent to disobey the law in order to be found in violation of the Anti-Kickback Law. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs.

The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, physician practice groups, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. In addition, the Office of Inspector General of the Department of Health and Human Services, or OIG, issued a Special Advisory Bulletin on

Contractual Joint Ventures in April 2003. The OIG Bulletin stated the Department’s concerns regarding the legality of certain joint contractual arrangements between providers and suppliers of health care items or services. The OIG Bulletin identified characteristics of arrangements the OIG may consider suspect, and focused on arrangements in which a health care provider expands into a related service, through a joint contractual arrangement with an existing supplier of the related service, to service the health care provider’s existing patient population. The OIG noted that such arrangements may be suspect when the provider contracts out all or nearly all aspects of the new venture, including the management, to the existing supplier, and provides only an existing patient base. In the OIG Bulletin, the OIG asserted that the provider’s return on its investment in such circumstances may be viewed as remuneration for the referral of the provider’s federal health care program patients to the supplier, and thus may violate the Anti-Kickback Law.

Although our arrangements may not fall within a safe harbor, we believe that our business arrangements do not violate the Anti-Kickback Law because we are careful to structure our arrangements to reflect fair market value and ensure that the reasons underlying our decision to enter into a business arrangement comport with reasonable interpretations of the Anti-Kickback Law. However, even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business. In addition, we may have Anti-Kickback Law liability based on arrangements established by the entities we have acquired if any of those arrangements involved an intention or actions to exchange remuneration for referrals covered by the Anti-Kickback Law. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid Programs. Although we believe that we comply with both federal and state anti-kickback laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

In addition, the Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral prohibition or Stark Law, prohibits physician referrals of Medicare and Medicaid patients for certain designated health services (including MRI and other diagnostic imaging services) to an entity if the physician or an immediate family member has any financial arrangement with the entity and no statutory or regulatory exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Initially, the Stark Law applied only to clinical laboratory services and regulations applicable to clinical laboratory services were issued in 1995. Earlier that same year, the Stark Law’s self-referral prohibition expanded to additional goods and services, including MRI and other imaging services. In 1998, CMS (formerly known as the Health Care Financing Administration), published proposed rules for the remaining designated health services, including MRI and other imaging services, and in January of 2001, CMS published the first phase of the final rule covering the designated health services. Phase one of the final rule became effective on January 4, 2002, except for a provision relating to certain physician payment arrangements, which became effective July 26, 2004. CMS released phase two of the Stark Law final rule as a final rule comment period on March 23, 2004, with an effective date of July 26, 2004.

A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid Program in violation of the Stark Law is subject to civil monetary penalties per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

Several states in which we operate have enacted or are considering legislation that prohibits physician self-referral arrangements or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Possible sanctions for violating these state law physician self-referral and disclosure requirements include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and have been interpreted by the courts or regulatory agencies infrequently.

We believe our operations comply with these federal and state physician self-referral prohibition laws. We do not believe we have established any arrangements or schemes involving any service of ours which would violate the Stark Law or the prohibition against schemes designed to circumvent the Stark Law, or any similar state law prohibitions. Because we have financial arrangements with physicians and possibly their immediate family members, and because we may not be aware of all the financial arrangements such physicians and their immediate family members may have with entities to which they refer patients, we rely on physicians and their immediate family members to avoid making prohibited referrals to us in violation of the Stark Law and similar state laws. If we receive a prohibited referral which is not permitted under an exception to the Stark Law and applicable state law, our submission of a bill for the referral could subject us to sanctions under the Stark Law and applicable state law. Any sanctions imposed on us under the Stark Law or any similar state laws could adversely affect our financial results and our ability to operate our business.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal statutes to prevent healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs such as the Medicare and Medicaid Programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment or exclusion from government sponsored programs.

Both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. As part of announced enforcement agency work plans, the federal government will continue to scrutinize, among other things, the billing practices of hospitals and other providers of healthcare services. The federal government also has increased funding to fight healthcare fraud, and it is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, and state Medicaid fraud control units. We believe that the healthcare industry will continue to be subject to increased government scrutiny and investigations.

Federal False Claims Act

Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. After the individual has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If the government declines to join the lawsuit, then the individual may choose to pursue the case alone, in which case the individual’s counsel will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. The percentage of the individual’s recovery varies, depending on whether the government intervened in the case and other factors. Recently, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states are considering or have enacted laws modeled after the federal False Claims Act. Under the DRA, states are being encouraged to adopt false claims acts similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid Program and contain  whistleblower provisions. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Future actions under the False Claims Act may result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business.

When an entity is determined to have violated the federal False Claims Act, it may be liable for damages and civil penalties. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. Simple negligence should not give rise to liability, but submitting a claim with reckless disregard of its truth or falsity could result in substantial civil liability.

Although simple negligence should not give rise to liability, the government or a whistleblower may attempt and could succeed in imposing liability on us for a variety of previous or current failures, including for example:

•       Failure to comply with the many technical billing requirements applicable to our Medicare and Medicaid business.

•       Failure to comply with Medicare requirements concerning the circumstances in which a hospital, rather than we, must bill Medicare for diagnostic imaging services we provide to outpatients treated by the hospital.

•       Failure of our hospital clients to accurately identify and report our reimbursable and allowable services to Medicare.

•       Failure to comply with the Anti-Kickback Law or Stark Law.

•       Failure to comply with the prohibition against billing for services ordered or supervised by a physician who is excluded from any federal healthcare programs, or the prohibition against employing or contracting with any person or entity excluded from any federal healthcare programs.

•       Failure to comply with the Medicare physician supervision requirements for the services we provide, or the Medicare documentation requirements concerning such physician supervision.

•       The past conduct of the companies we have acquired.

We strive to ensure that we meet applicable billing requirements. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Health Insurance Portability and Accountability Act of 1996

In addition to creating the new federal statutes discussed above, HIPAA also establishes uniform standards governing the conduct of certain electronic health care transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses. Three standards have been promulgated under HIPAA with which we currently are required to comply. We must comply with the Standards for Privacy of Individually Identifiable Health Information, which restrict our use and disclosure of certain individually identifiable health information. We have been required to comply with the Privacy Standards since April 14, 2003. We must also comply with the Standards for Electronic Transactions, which establish standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these standards since October 16, 2003. We must also comply with the Security Standards, which require us to implement security measures to protect the security and integrity of certain electronic health information. We have been required to comply with these standards since April 21, 2005. We believe that we are in compliance with these standards. One other standard relevant to our use of medical information has been promulgated under HIPAA. CMS has published a final rule, which will require us to adopt Unique Health Identifiers for use in filing and processing health care claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, our compliance with this law may entail significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Unlawful Practice of Medicine and Fee Splitting

The marketing and operation of our diagnostic imaging systems are subject to state laws prohibiting the practice of medicine by non-physicians. We believe that our operations do not involve the practice of medicine because all professional medical services relating to our operations, including the interpretation of scans and related diagnoses, are separately provided by licensed physicians not employed by us. Some states have laws that prohibit any fee-splitting arrangement between a physician and a referring person or entity that would provide for remuneration paid to the referral source on the basis of revenues generated from referrals by the referral source. We believe that our operations do not violate these state laws with respect to fee splitting.

Certificate of Need Laws

In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or services, including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Certificate of need regulations may limit or preclude us from providing diagnostic imaging services or systems.

Certificate of need laws were enacted to contain rising healthcare costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new machines or offering new services. Our current contracts will remain in effect even if the certificate of need states in which we operate modify their certificate of need programs. However, a significant increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Conversely, repeal of existing certificate of need regulations in jurisdictions where we have obtained a certificate of need, or certificate of need exemption, also could adversely affect us by allowing competitors to enter our markets. Certificate of need laws are the subject of continuing legislative activity.

Reimbursement

We derive most of our revenues directly from healthcare providers, such as hospitals, with whom we contract to provide services to their patients. Approximately 87% of our revenues for the nine months ended September 30, 2006 were generated by providing services to hospitals and other healthcare providers. Some of our revenues come from third-party payors, including government programs such as the Medicare Program, to whom we directly bill. We derive a small percentage of our revenues from direct billings to patients and their third-party payors. Services for which we submit direct billings for Medicare and Medicaid patients typically are processed by contractors and paid on a fee schedule basis, and patients are responsible for deductibles and coinsurance. Revenues from all our direct patient billings amounted to approximately 13% of our revenue in the year ended December 31, 2005 and the nine months ended September 30, 2006.

Our revenues, whether from providers who bill third-party payors directly or from our own direct billings, are impacted by Medicare laws and regulations. The Medicare payment policies vary depending on the site of service. As a result of federal cost-containment legislation currently in effect, Medicare generally pays for hospital inpatient services under a prospective payment system. For acute hospital services, the prospective payment is generally based on the assignment to a classification upon a patient’s discharge, known as diagnosis related groups, or DRGs. The DRG payments are pre-determined payment amounts for inpatient services. The DRG payment amount generally covers all inpatient operating costs regardless of the number of conditions treated or services furnished or the length of the patient’s stay. In addition, because Medicare reimburses a hospital for all services rendered to a Medicare patient (both inpatient and outpatient), a free-standing facility cannot be separately reimbursed for an MRI scan or other procedure performed on the hospital patient. Many state Medicaid Programs have adopted comparable payment policies.

As to hospital outpatient services, Medicare payment generally is based on the outpatient prospective payment system, or OPPS, under which services and items furnished in most hospital outpatient departments are categorized into Ambulatory Payment Classifications, or APCs. Certain new procedures are classified as new technology APCs, which, unlike clinical APCs, are classifications based solely on hospital costs. After a two to three year period, the procedure classified under the new technology APC is assigned to a clinical APC. Under OPPS, hospitals are paid based on procedures performed and items furnished during a patient visit. In addition to clinical and new technology APCs, certain of these items and services are paid on a fee schedule, and for certain drugs biologics, and devices, hospitals may be reimbursed pass-through amounts.

Under the 2005 update to OPPS, which was announced in November 2004, nonmyocardial PET procedures were reclassified into a new technology APC cost band that differed from the new technology APC cost band assigned in 2004. As a result of the reclassification, the federal Medicare payment rate for PET scans provided in hospital outpatient departments declined from $1,450 to $1,150 in 2005. CMS delayed assigning these procedures to clinical APCs, which would be paid according to the median costs of the procedures assigned to the APC based on claims data, in response to concerns that doing so would reduce payments significantly and hinder beneficiary access to the technology. CMS again delayed the assignment to clinical APCs in 2006, retaining instead the 2005 payment rate for the nonmyocardial PET procedures. On November 1, 2006, CMS announced that, effective January 1, 2007, nonmyocardial PET procedures will be assigned to a clinical APC that will be reimbursed at $855 per scan. In addition, CMS announced that concurrent PET/CT procedures will continue to be assigned to a new technology APC but will be reimbursed at $950 per scan. In 2005 and 2006, PET/CT procedures had been assigned to a new technology APC that was paid at $1,250.

As to myocardial PET procedures, from August 2000 to December 31, 2005, CMS assigned myocardial PET scans to a single clinical APC. Beginning in 2006, CMS reclassified single- and multiple-

study myocardial PET procedures into two distinct clinical APCs, to reflect the significant cost differences between the procedures. For 2006, the federal Medicare payment rates for myocardial PET scans provided in hospital outpatient departments are $800.55 for a single-study myocardial PET scan and $2,484.88 for a multiple-study myocardial PET scan, an increase from the $735.77 rate for the procedures in 2005. On November 1, 2006, CMS announced that, effective January 1, 2007, it will reclassify the single- and multiple-study myocardial PET procedures into a single clinical APC. For 2007, the federal Medicare payment rates for myocardial PET scans provided in hospital outpatient departments will be paid at $731.24, a decrease from both the 2006 and the 2005 rates. These reductions will not have a material adverse impact on our business.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, also changed the way Medicare payments are made in many significant ways. For those hospitals with which we contract, changes include revisions to the methodology used to calculate payments for certain drugs, including radiopharmaceutical agents, that were paid as pass-throughs, or additional payment amounts under the hospital outpatient prospective payment system, on or before December 31, 2002. This change may have resulted in reduced payments to hospitals for diagnostic scans utilizing radiopharmaceuticals; however, this change did not have a material affect on pricing of our PET contracts with hospitals or our financial performance.

Services for which we bill Medicare directly are paid under the Medicare Physician Fee Schedule. Under MMA, the physician fee schedule payment rates were increased for 2005. The conversion factor, a dollar amount used to calculate payments for various procedures by an established formula, was increased by 1.5% for 2005. For 2006, under the prescribed statutory formula, payments under the Physician Fee Schedule were to be reduced by approximately 4.4% on average. The Deficit Reduction Act of 2005, or DRA, which was signed into law by President George W. Bush on February 8, 2006, eliminated this reduction for 2006 by setting the annual payment rate update at zero percent.

The DRA also imposes caps on Medicare payment rates for certain imaging services, including MRI and PET, furnished in physician’s offices and other non-hospital based settings. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change is to apply to services furnished on or after January 1, 2007. The limitation is applicable to the technical component of the services only (which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule). If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rates.

For full year 2006, we estimate that approximately 5.6% of our revenue will be billed directly to the Medicare program, which has increased from approximately 4.3% of our revenue billed directly to the Medicare program in 2005. If the DRA had been in effect for full year 2006, we estimate the reduction in Medicare revenue due to the DRA reimbursement rate decrease would have reduced revenue by approximately $9.7 million. Additionally, the PET and PET/CT Medicare HOPPS reduction would have reduced revenue by approximately $2.8 million. Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions would have negatively impacted Alliance’s 2006 revenue by a total of $12.5 million. We expect that the entire revenue decrease will directly effect earnings.

In addition, the DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts which was previously announced by the Center for Medicare and Medicaid Services, or CMS. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. The implementation of this reimbursement reduction did not have a material impact on our consolidated financial position or results of operations for the quarter and nine months ended September 30, 2006. We continue to believe that the implementation of this reimbursement reduction will not have a material impact on our consolidated financial position or results of operations in the future.

On July 18, 2006, the U.S. House of Representatives Energy and Commerce Committee’s Subcommittee on Health conducted a hearing regarding quality and utilization of imaging services and the provisions of the DRA that directly affect Medicare payment for imaging services. Many members of Congress have expressed concern about the impact of the DRA, and a bill has been introduced to delay the effective date of the DRA for two years. Our current view is that the bill will not be passed and become law. As a result, the DRA is unlikely to be upheld by Congress and that the DRA as it is currently structured will become effective January 1, 2007.

In addition, on November 1, 2006, CMS issued a rule that describes 14 new supplier standards applicable to independent diagnostic testing facilities, or IDTFs, enrolled or enrolling in the Medicare program, which includes some of our facilities. CMS has designed these standards to ensure that minimum quality standards are met to protect beneficiaries. If an IDTF fails to meet one or more of the proposed standards at the time of enrollment or at the time of re-enrollment, then its application will be denied or the agency will revoke an IDTF’s billing privileges. These new standards go into effect on January 1, 2007, and IDTFs must meet these standards to obtain or retain enrollment in the Medicare program. At this time, we cannot predict the impact that these new standards will have on our business.

Payments to us by third-party payors depend substantially upon each payor’s coverage and reimbursement policies. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures. Coverage policies also may be expanded to reflect emerging technologies. For example, as of October 1, 2003, PET for the restaging of some types of recurrent or residual thyroid cancers is covered by Medicare under certain circumstances. Because unfavorable coverage and reimbursement policies have and may continue to constrict the profit margins of the hospitals and clinics we bill directly, however, we have and may continue to need to lower our fees to retain existing clients and attract new ones. Alternatively, at lower reimbursement rates, a healthcare provider might find it financially unattractive to own an MRI or other diagnostic imaging system, but could benefit from purchasing our services. It is possible that third-party reimbursement policies will affect the need or price for our services in the future, which could significantly affect our financial performance and our ability to conduct our business.

Environmental, Health and Safety Laws

We are subject to federal, state and local regulations governing the storage, use, transport and disposal of materials and waste products, including biohazardous and radioactive wastes. Our PET service and some of our other imaging services require the use of radioactive materials. While this material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, using such materials presents the risk of accidental environmental contamination and physical injury. Although we believe that our safety procedures for storing, handling, transporting and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance that covers such matters with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental laws and regulations. We have not had material expenses related to environmental, health and safety laws or regulations to date.

Properties

We lease approximately 47,000 square feet of space in Anaheim, California for our executive and principal administrative offices. We also lease 20,000 square feet of space in Canton, Ohio for our retail billing operations. We have 15,900 square feet of space for a large regional office in Andover, Massachusetts, in addition to other small regional offices throughout the country. We also lease a 15,600 square foot operations warehouse in Orange, California and a 9,000 square foot operations warehouse in Childs, Pennsylvania.

Legal Proceedings

On May 5, 2005, Alliance Imaging, Inc. was served with a complaint filed in Alameda County Superior Court alleging wage and hour claims on behalf of a putative class of approximately 400 former and current California employees of our company. On August 19, 2005, the plaintiffs filed an amended complaint, which we answered on September 23, 2005. In this suit, captioned Linda S. Jones, et al. v. Alliance Imaging, Inc., et al., the plaintiffs allege violations of California’s wage, meal period, and break time laws and regulations. Plaintiffs sought recovery of unspecified economic damages, statutory penalties, attorneys’ fees, and costs of suit. On or about March 10, 2006, plaintiffs filed a second amended complaint (later further amended by a third amended complaint) adding a cause of action for conversion and a plea for punitive damages. We have filed a demurrer and motion to strike seeking to dismiss the new claim and plea. On July 19, 2006, we and the Plaintiffs entered into a tentative settlement of the class action complaint pursuant to which we have agreed to pay $2.5 million in exchange for a dismissal with prejudice of all claims brought on behalf of the putative class under the class action complaint . On September 8, 2006, the settlement was preliminarily approved by the court and a conditional class was certified for purposes of seeking class approval of the settlement. On October 2, 2006, notice was mailed to the conditional class members outlining the terms of the settlement and providing all class members with an opportunity to opt out of the settlement prior to the final approval hearing scheduled for November 27, 2006.

From time to time, we are involved in routine litigation incidental to the conduct of our business. We believe that none of this litigation pending against us will have a material adverse effect on our business.

SELLING STOCKHOLDERS

The following table sets forth certain information concerning the beneficial ownership of our common stock as of September 30, 2006 by each of the selling stockholders and the number of shares to be sold hereunder. The information in the table assumes that the underwriters do not exercise their overallotment option to purchase an additional 1,200,000 shares from the selling stockholders.

Unless otherwise indicated, the address of each person named below in the table is c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, Suite 4200, New York, New York 10019. The amounts and percentages of our shares beneficially owned and reported are on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. The percentages in the table below are based on 49,893,732 shares of common stock which reflects the amount actually outstanding on September 30, 2006.

	Shares Beneficially Owned		Shares to be Sold Hereunder	Shares Beneficially Owned After Sale of Shares
	Number	%		Number	%
KKR 1996 GP L.L.C.(1)	34,617,490	69.4%	7,880,020	26,737,470	53.6%
Strata L.L.C.(2)	527,080	1.1%	119,980	407,100	0.8%

(1)          Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes Huth, Todd A. Fisher and Alexander Navab. Mr. Michelson is a current member of our Board of Directors and he is the Chairperson of our Compensation Committee and a member of our Executive Committee. Such individual may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Such individual disclaims beneficial ownership. Messrs. Freeman and Momtazee are members of our Board of Directors and also executives of KKR and Mr. Momtazee is a limited partner of KKR Associates 1996 L.P. Mr. Momtazee is also a member of our Compensation Committee and Executive Committee. Messrs. Freeman and Momtazee disclaim that they are the beneficial owner of any shares beneficially owned by KKR Associates 1996 L.P. The address of KKR 1996 GP L.L.C. and Messrs. Greene, Michelson, Momtazee and Freeman is: c/o Kohlberg Kravis Roberts & Co., L.P., 9 West 57th Street, New York, NY 10019.

(2)          Shares of Common Stock shown as beneficially owned by Strata L.L.C. are held by Viewer Holdings L.L.C. Strata L.L.C. is the sole general partner of KKR Associates (Strata) L.P., which is a general partner of KKR Partners II L.P. As of the date hereof, KKR Partners II L.P. is a member of Viewer Holdings L.L.C. Strata L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes Huth, Todd A. Fisher and Alexander Navab. Mr. Michelson is a current member of our Board of Directors and he is the Chairperson of our Compensation Committee and a member of our Executive Committee. Such individual may be deemed to share beneficial ownership of any shares beneficially owned by Strata L.L.C. Such individual disclaims beneficial ownership. Messrs. Freeman and Momtazee are members of our Board of Directors and Mr. Momtazee is a limited partner of KKR Associates (Strata) L.P. Mr. Momtazee is also a member of our Compensation Committee and Executive Committee. Messrs. Freeman and Momtazee disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates (Strata) L.P.

The selling stockholders are affiliates of KKR, which provides management and consulting services to us, and we pay KKR an annual fee of $650,000 in quarterly installments in arrears at the end of each calendar quarter for these services. For the nine months ended September 30, 2006, we paid KKR management fees of $487,500. In addition, we reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with the management and consulting services provided by KKR. We are also contractually obligated to reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with their ownership of our shares of common stock. However, no amounts have been sought by, or paid to, KKR or its affiliates in connection with this contractual obligation.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of our indebtedness does not purport to be complete and is qualified in its entirety by reference to the agreements described, including the definitions of certain capitalized terms used in this section, copies of which are available upon request. Any terms not defined in the section entitled “Amended Senior Secured Credit Agreement” below are defined in the documentation for our credit facility. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Amended Senior Secured Credit Agreement

General

We are party to a Credit Agreement, dated as of November 2, 1999, as amended, among us, Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as administrative agent, and certain other lenders, which includes loans and commitments for up to $460.0 million in financing, consisting of a $390.0 million seven-year Tranche C1 term loan facility and a $70.0 million seven-year revolving loan facility including a $10.0 million six-year Swing Line sub-facility and a $20.0 million letter of credit sub-facility. We pay a commitment fee equal to 0.50% per annum on the undrawn portion available under the revolving loan facility. We also pay variable per annum fees in respect of outstanding letters of credit. As of September 30, 2006, we have $382.2 million of our Tranche C1 term loan outstanding. In addition, at September 30, 2006, we had $64.1 million in available borrowings under our revolving line of credit.

Amortization

The following schedule of amortization for the term loans indicates the amounts to be paid at each installment date for the Tranche C1 term loan:

Date	Tranche C1 Term Loan
December 29, 2005	$3,900,000
December 29, 2006	3,900,000
December 29, 2007	3,900,000
December 29, 2008	3,900,000
December 29, 2009	3,900,000
December 29, 2010	3,900,000
Thereafter	366,600,000

Prepayments

Loans are required to be prepaid with:

•       100% of the net proceeds of all non-ordinary course asset sales or other dispositions of the property by us and our subsidiaries which we have not reinvested in our business within one year after receipt of the proceeds, subject to limited exceptions;

•       in the event our Consolidated Leverage Ratio (as defined in the credit agreement) as of the last day of any fiscal year equals or exceeds 3.00 to 1.00, 50% of annual excess cash flow; and

•       the amount by which the outstanding amounts under the revolving facility exceed the total amount committed under the revolving facility.

Interest

Loans under the revolving loan facility will bear interest through maturity: (1) if a Base Rate (as defined below) loan, then at the sum of the Base Rate plus the Applicable Revolving Base Rate Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Revolving LIBOR

Margin (as defined below). The Swing Line Loan facility will bear interest at the sum of the Base Rate plus the Applicable Revolving Base Rate Margin minus 0.50%.

The Tranche C1 term loan will bear interest through maturity: (1) if a Base Rate loan, then at the sum of the Base Rate plus the Applicable Tranche C1 Base Rate Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Tranche C1 LIBOR Margin (as defined below).

The Base Rate is the higher of: (1) the administrative agent’s prime rate or (2) the rate which is 0.5% in excess of the Federal Funds Effective Rate (defined as a fluctuating interest rate equal for each day during any period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published, the average of the quotations for such day on such transactions received by the administrative agent from three Federal funds brokers of recognized standing selected by the administrative agent).

The Applicable Revolving Base Rate Margin will range, based on the Applicable Leverage Ratio (as defined in the credit agreement), from 0.000% to 0.500%. The Applicable Tranche C1 Base Rate Margin will be 1.50%.

The Applicable Revolving LIBOR Margin will range, based on the Applicable Leverage Ratio, from 1.250% to 1.750%. The Applicable Tranche C1 LIBOR Margin will be 2.50%.

Guarantees and Collateral

Our obligations under the credit agreement are unconditionally guaranteed by substantially all of our domestic subsidiaries. The loans and our other obligations under the credit agreement and the guarantees are secured by a first priority lien on substantially all of our tangible and intangible property, including accounts receivable, inventory, equipment and intellectual property, and by a first priority pledge of all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries, of which we now own or later acquire more than a 50% interest, except for subsidiaries which own assets or have annual revenues of less than $100,000 individually and $1,000,000 collectively.

Covenants

In addition to certain customary covenants, the credit agreement restricts, among other things, our ability and our subsidiaries’ ability to, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, make capital expenditures, engage in mergers, acquisitions and asset sales, transact with affiliates and alter the business we conduct.

Financial Covenants

The credit agreement contains financial covenants including the following:

•       a minimum interest coverage ratio, which is a ratio of consolidated Adjusted EBITDA to consolidated cash interest expense,

•       a maximum consolidated leverage ratio, which is a ratio of consolidated total debt to consolidated Adjusted EBITDA, and

•       a maximum consolidated senior leverage ratio, which is a ratio of (1) consolidated total debt, excluding our 7¼% Notes, our 10 3/8% Notes and other indebtedness of us and our subsidiaries that is subordinated in right of payment to our obligations under our credit agreement to (2) consolidated Adjusted EBITDA.

The credit agreement requires us to maintain a minimum interest coverage ratio of at least 2.75 to 1.00 as of the last day of each fiscal quarter. The credit agreement requires us to maintain a maximum leverage ratio of no more than 4.00 to 1.00 as of the last day of each fiscal quarter. The credit agreement requires us to maintain a maximum senior leverage ratio of no more than 3.00 to 1.00 as of the last day of each fiscal quarter.

As of September 30, 2006, we were in compliance with all covenants contained in our credit agreement. As of September 30, 2006, our minimum interest coverage ratio was 4.43x, our maximum consolidated leverage was 3.23x, and our maximum senior leverage ratio was 2.32x. We forecast that we will be in compliance with these financial covenants and the other covenants in 2006. Our failure to comply with these financial covenants and the other covenants could permit the lenders under the credit agreement to declare all amounts borrowed under the agreement, together with accrued interest and fees, to be immediately due and payable and to exercise remedies against the collateral.

Events of Default

Events of default under the credit agreement include our failure to pay principal or interest when due, our material breach of any representation or warranty contained in the loan documents, covenant defaults, events of bankruptcy and a change of control.

7 1/4% Notes

In December 2004, we sold $150.0 million aggregate principal amount of our 7¼% Notes in an offering that was not registered under the Securities Act of 1933. Under the terms of the offering, we are obligated to offer to exchange the restricted notes for registered notes having the same financial terms and covenants as the restricted notes.

The senior subordinated notes:

•       are subject to the provisions of an indenture;

•       are senior subordinated obligations of ours;

•       will mature on December 15, 2012; and

•       bear interest at the rate of 7¼% per annum, which interest is to be paid semi-annually on June 15 and December 15 of each year.

We may redeem the senior subordinated notes, in whole or in part, at any time on or after December 15, 2007. If we choose this optional redemption, we are required to redeem the senior subordinated notes at the redemption prices set forth below, plus an amount in each case equal to all accrued and unpaid interest and liquidated damages, if any, to the redemption date:

Year	Percentage
2007	103.625%
2008	101.813
2009 and thereafter	100.000

In addition, at any time on or prior to December 15, 2007, we may redeem up to 40% of the original aggregate principal amount of the senior subordinated notes with the net proceeds of one or more equity offerings, at a redemption price equal to 107.25% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 60% of the original aggregate principal amount of the senior subordinated notes remains outstanding after each redemption.

Upon the occurrence of a change of control, we will have the option, at any time prior to December 15, 2007, to redeem the notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the notes plus the applicable premium, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a change of control, if we do not elect to redeem the notes, we will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of the notes, together with accrued and unpaid interest, if any, to the date of repurchase.

In the indenture relating to the senior subordinated notes, we agreed to certain restrictions that limit, among other things, our and our subsidiaries’ ability to:

•       pay dividends or make certain other restricted payments or investments;

•       incur additional indebtedness and issue disqualified stock;

•       create liens on assets;

•       merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets;

•       enter into certain transactions with affiliates;

•       create restrictions on dividends or other payments by our restricted subsidiaries;

•       create guarantees of indebtedness by restricted subsidiaries; and

•       incur subordinated indebtedness that is senior to the notes.

Events of default under the indenture relating to the senior subordinated notes include but are not limited to:

•       the failure to pay principal of or premium, if any, on any senior subordinated note when due;

•       the failure to pay any interest on any senior subordinated note when due, such failure continuing for 30 days;

•       the failure to comply with any of our other agreements in the indenture or the notes;

•       certain defaults under the terms of our other indebtedness, whether the indebtedness existed before the issuance of the notes or is created after; and

•       certain events of bankruptcy, insolvency or reorganization.

If an event of default, other than events of bankruptcy, insolvency or reorganization, occurs and is continuing, the maturity date of all of the senior subordinated notes may be accelerated. If a bankruptcy, insolvency or reorganization occurs, the outstanding senior subordinated notes will automatically become immediately due and payable.

10 3/8% Notes

We also have outstanding $3.5 million aggregate principal amount of our 10 3/8% Notes as of September 30, 2006. These notes are senior subordinated obligations of ours, bear interest at the rate of 10 3/8% per annum, and mature on April 15, 2011. In connection with a tender offer for the outstanding 10 3/8% Notes that we concluded in December 2004, we entered into a supplemental indenture eliminating substantially all of the restrictive covenants and certain events of default contained in the 10 3/8% Notes and the related indenture.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of our capital stock. We have previously filed with the SEC copies of our amended and restated certificate of incorporation and amended and restated bylaws. See “Incorporation of Certain Documents by Reference” included elsewhere in this prospectus. You should refer to those documents for the complete terms of our capital stock.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to designate and issue preferred stock in one or more series in order to provide us with flexibility in connection with possible acquisitions and other corporate purposes. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•       restricting dividends on the common stock;

•       diluting the voting power of the common stock;

•       impairing the liquidation rights of the common stock; and

•       delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Registration Rights

Under a registration rights agreement dated November 2, 1999 among us, Viewer Holdings L.L.C., which is an affiliate of KKR, and various other parties, Viewer Holdings, L.L.C. and its affiliates, or Viewer, may request us to register all or part of Viewer’s shares under the Securities Act. If the registration relates to an underwritten offering, we may reduce the number of shares being registered to the number of shares which, in the opinion of the managing underwriters, may be sold without an adverse effect on the price, timing or distribution of the shares being offered. If we file a registration statement under the Securities Act other than on Forms S-4 or S-8 relating to shares of our common stock, Viewer will be entitled to include in that registration statement all or part of Viewer’s shares. We may reduce the number of shares to be included in the registration statement by Viewer to that number which, in the opinion of the managing underwriter, would not be reasonably likely to affect the price, timing or distribution of the shares being offered.

All registration rights terminate at the time the shares of our common stock covered by the registration rights have been registered and sold in accordance with the plan of distribution described in the registration statement or sold in transactions exempt from registration under Rule 144 of the Securities Act. The registration rights in the registration rights agreement are assignable to subsequent holders of the shares of Viewer.

The holders of shares of our common stock as a result of their exercise of options granted under our Alliance Imaging, Inc. 1997 Stock Option Plan, our Three Rivers Holding Corp. 1997 Stock Option Plan or our 1999 Equity Plan have certain rights, under the stockholder agreements entered into or to be entered into between us and each of our employees, with respect to the registration of the shares under the Securities Act. These holders are entitled to register their shares under specified circumstances in a public offering relating to the sale of shares of our common stock held by any or all of Viewer and its affiliates if the proceeds of the public offering exceed $50 million.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter Documents

A number of the provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could also make the removal of incumbent officers and directors more difficult. These provisions include the protections of Section 203 of the Delaware Code, as described below, as well as our reservation of blank check preferred stock and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with a proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless:

•       prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•       the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•       at or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

Charter Documents

Our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors is elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders’ meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who:

•       was a stockholder of record on the record date for the meeting;

•       is entitled to vote at the meeting; and

•       has given to our corporate secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. The following persons are authorized to call a special meeting of stockholders:

•       a majority of our board of directors;

•       the chairman of the board; or

•       the chief executive officer.

The inability of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders, and also will make it more difficult to replace the board until the next annual meeting.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, which is located at 40 Wall Street, New York, New York 10005. American Stock Transfer & Trust Company’s telephone number is (212) 936-5100.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock sold pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•       a citizen or resident of the United States;

•       a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•       an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•       a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•       the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•       the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

Any gain to a non-U.S. holder upon the sale or disposition of our common stock also will be subject to U.S. federal income tax if, for such purposes, our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•       a U.S. person;

•       a controlled foreign corporation for U.S. federal income tax purposes;

•       a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•       a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Total	8,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchases any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $     per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $     per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

We, our officers and directors, and the selling stockholders have agreed that, subject to limited exceptions, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The underwriters have represented, warranted and agreed that:

•       it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•       it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•       it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•       the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The common stock is listed on the New York Stock Exchange under the symbol “AIQ.”

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by selling stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, excluding discounts and commissions, will be approximately $500,000.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, an affiliate of Deutsche Bank Securities Inc. is the administrative agent and collateral agent, an affiliate of Citigroup Global Markets is the syndication agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated is the co-documentation agent under our credit facility. Affiliates of certain of the underwriters are also lenders under such credit facility.

A prospectus in electronic format may be made available on the website maintained by the underwriters. The representatives may agree to allocate a number of shares to the underwriters for sale to its online brokerage account holders. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•       to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•       to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•       in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be

•       released, issued, distributed or caused to be released, issued or distributed to the public in France or

•       used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only

•       to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•       to investment services providers authorized to engage in portfolio management on behalf of third parties or

•       in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us and certain legal matters will be passed upon for the selling stockholders by Latham & Watkins LLP, San Francisco, California. Certain partners of Latham & Watkins LLP, members of their families and related persons indirectly own less than 1% of our common stock. In addition, Latham & Watkins LLP has in the past provided, and may continue to provide, legal services to the selling stockholders and their affiliates. The underwriters have been represented by Alston & Bird, LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alliance-HNI L.L.C. incorporated in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

All reports we file with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We also provide copies of our Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and make electronic copies of such reports available through our website at www.allianceimaging.com as soon as reasonably practicable after filing such material with the SEC. The information on our website is not, and you must not consider the information to be, a part of this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act with respect to the securities. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

•       our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2006 Annual Meeting of Share Owners);

•       our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•       our Current Reports on Form 8-K filed with the SEC on February 1, 2006, March 22, 2006, May 31, 2006, October 17, 2006 and November 3, 2006 (Item 5.02 only) ; and

•       the description of the Alliance Imaging, Inc. common stock, par value $0.01 per share, contained in the Registrant’s registration statement on Form 8-A (File No. 000-16334), filed with the Commission on October 16, 1991.

You may request a copy of the filings referred to above (excluding exhibits) at no cost by writing or telephoning us at the following address: Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attn: Investor Relations, telephone: (714) 688-7100.

18,000,000 Shares

ALLIANCE IMAGING, INC.

Common Stock

This prospectus relates to 18,000,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling stockholders.

The selling stockholders may offer their shares of common stock from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “AIQ.” The last reported sale price of our common stock on the New York Stock Exchange on April 26, 2005 was $9.50 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities commission nor has the Securities and Exchange commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward looking statements. In some cases you can identify these statements by forward looking words, such as “may”, “will”, “should”, “expect”, “plans”, “anticipate”, “believe”, “estimate”, “predict”, “seek”, “intend” and “continue” or similar words. Forward looking statements may also use different phrases. Forward looking statements address, among other things, our future expectations, projections of our future results of operation or of our financial condition and other forward looking information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that cause actual results to differ materially from those expressed or implied by our forward looking statements, including:

•       our high degree of leverage and out ability to service our debt;

•       factors affecting our leverage, including interest rates;

•       the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

•       the effect of operating and financial restrictions in our debt agreements;

•       our estimates regarding our capital requirements;

•       intense levels of competition in the diagnostic imaging services and imaging systems industry;

•       changes in healthcare regulation, including changes in Medicare and Medicaid reimbursement policies, adverse to our services;

•       our ability to keep pace with technological developments within our industry;

•       the growth in the market for MRI and other services;

•       our ability to successfully integrate any future acquisitions; and

•       other factors discussed under “Risk Factors.”

This prospectus includes or incorporates by reference statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

THE COMPANY

Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company,” “Alliance Imaging,” “we,” “us” or “our” refers to Alliance Imaging, Inc. and its direct and indirect subsidiaries on a consolidated basis.

We are a national provider of shared-service and fixed-site diagnostic imaging services. For the fiscal year ended December 31, 2004, 73% of our revenues were derived from magnetic resonance imaging, or MRI, and 18% were derived from positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging services primarily to hospitals and other healthcare providers on a shared and full-time service basis, in addition to operating a growing number of fixed-site imaging centers primarily in partnerships with hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We also offer ancillary services including marketing support, education and training and billing assistance. We had 478 diagnostic imaging systems, including 362 MRI systems and 54 PET or PET/CT systems, and served over 1,000 clients in 43 states at December 31, 2004. Of these 478 diagnostic imaging systems, 61 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, medical groups’ offices, or medical buildings and retail sites. Of these fixed-sites, 52 were included in our MRI systems count.

We typically deliver our services through exclusive, long-term contracts with hospitals and other healthcare providers which generally require them to pay us monthly, based on the number of scans we perform. These contracts average approximately three years in length and often contain automatic renewal provisions. For the year ended December 31, 2004, we received approximately 87% of our revenues from direct billing of our clients.

A more detailed description of our business is contained in our Annual Report on Form 10-K which we have incorporated by reference in this prospectus.

Our principal executive office is located at 1900 S. State College Blvd., Suite 600, Anaheim, California 92806 and our telephone number at that address is (714) 688-7100.

RISK FACTORS

You should carefully consider the risks described below before you decide whether to purchase our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Common Stock

Changes in the rates or methods of third-party reimbursements for diagnostic imaging services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and harm to our financial position.

We derive approximately 13% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider clients on whom we depend for the majority of our revenues generally rely on reimbursement from third-party payors. In the past, initiatives have been proposed which, if implemented, would have had the effect of substantially decreasing reimbursement rates for diagnostic imaging services. For example, the 2005 update to the Medicare outpatient prospective payment system, which was announced in November 2004, reclassified several PET procedures into a new technology ambulatory payment classification that is different from that to which they were assigned in 2004. As a result of reclassification, Medicare payment for PET scans provided in hospital outpatient departments will decline from $1,450 to $1,150 in 2005. This change, and other similar initiatives enacted in the future, may have an adverse impact on our financial condition and our operations. Any change in the rates of or conditions for reimbursement could substantially reduce the number of procedures for which we or these healthcare providers can obtain reimbursement or the amounts reimbursed to us or our clients for services provided by us. Because unfavorable reimbursement policies have constricted and may continue to constrict the profit margins of the hospitals and clinics we bill directly, we have lowered and may continue to need to lower our fees to retain existing clients and attract new ones. These reductions could have a significant adverse effect on our revenues and financial results by decreasing demand for our services or creating downward pricing pressure or both.

Our revenues may fluctuate or be unpredictable and this may harm our financial results.

The amount and timing of revenues that we may derive from our business will fluctuate based on:

•       variations in the rate at which clients renew their contracts;

•       the extent to which our mobile shared-service clients become full-time clients;

•       changes in the number of days of service we can offer with respect to a given diagnostic imaging system due to equipment malfunctions or the seasonal factors discussed below; and

•       the mix of wholesale and retail billing for our services.

In addition, we experience seasonality in the sale of our services. For example, our sales typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results. If this happens, the price of our common stock may decline.

We may experience competition from other medical diagnostic companies and this competition could adversely affect our revenues and our business.

The market for diagnostic imaging services and systems is competitive. Our major competitors include InSight Health Services Corp., Medquest, Inc., Radiologix, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and Otter Tail Corporation. In addition to direct competition from other mobile providers, we compete with independent imaging centers and healthcare providers that have their own diagnostic imaging systems as well as with equipment manufacturers that sell or lease imaging systems to healthcare providers for full-time installation. While we believe that we had a greater number of diagnostic imaging systems deployed at the end of 2004 than our principal competitors and also had greater revenue from diagnostic imaging services during our 2004 fiscal year than they did, some of our direct competitors which provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some clients have in the past elected to provide imaging services to their patients directly rather than renewing their contracts with us. Finally, we face competition from providers of competing technologies such as ultrasound and may face competition from providers of new technologies in the future. If we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

Managed care organizations may prevent healthcare providers from using our services which would cause us to lose current and prospective clients.

Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

We may be unable to effectively maintain our imaging systems or generate revenue when our systems are not working.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses are fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

We may be unable to renew or maintain our client contracts which would harm our business and financial results.

Upon expiration of our clients’ contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors’ imaging systems. During the year ended December 31, 2004, we continued to experience a high rate of contract terminations primarily due to stepped up marketing, sales and attractive financing alternatives being offered by original equipment manufacturers to our clients. A portion of our clients can execute their early termination clause and discontinue service prior to maturity. As a result, our 2004 MRI revenues declined compared to 2003 levels and we believe that MRI revenues from our shared service operations will continue to decline in future periods. If these contracts are not renewed, it could result in a significant negative impact on our business. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

We may be subject to professional liability risks which could be costly and negatively impact our business and financial results.

We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. To protect against possible professional liability, we maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, if we are unable to maintain insurance in the future at an acceptable cost or at all or if our insurance does not fully cover us, and a successful claim was made against us, we could be exposed. Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

Loss of key executives and failure to attract qualified managers, technologists and sales persons could limit our growth and negatively impact our operations.

We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Viviano, our Chief Executive Officer and the Chairman of our Board of Directors for his skills, experience, knowledge of the company and industry contacts. While we have an employment agreement with Mr. Viviano, its initial term has expired and the term is now subject to automatic extensions on a quarterly basis. Mr. Viviano can prevent a quarterly extension by giving notice of a desire to modify or terminate his agreement at least thirty days prior to the quarterly extension date. In addition, we do not have key employee insurance policies covering any of our management team. The loss of Mr. Viviano, or other members of our management team, could have a material adverse effect on our business, results of operations or financial condition.

As we grow, we will increasingly require field managers and sales persons with experience in our industry and skilled technologists to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers, sales persons and technologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems. We may not be able to hire and retain a sufficient number of technologists, and we may be required to pay bonuses and higher salaries to our technologists, which would increase our expenses. The loss of the services of any member of our senior management or our inability to hire qualified field managers, sales persons and skilled technologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

We are controlled by a single stockholder which will be able to exert significant influence over matters requiring stockholder approval, including change of control transactions.

Viewer Holdings L.L.C., an affiliate of Kohlberg Kravis Roberts & Co (“KKR”), owns approximately 72% of our common equity without giving effect to phantom shares held by four members of KKR’s management who are on our board of directors or to the sale of any shares covered by this prospectus. These directors in the aggregate hold 43,105 phantom shares, which gives them the right to receive an equivalent number of shares of our common stock, or cash, upon their retirement or separation from the board of directors or upon the occurrence of a change of control. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. Michael W. Michelson and James H. Greene, two of the members of our board of directors, are among the members of KKR 1996 GP L.L.C. Mr. Michelson is also the Chairperson of our Compensation Committee and a member of our Executive Committee. James C. Momtazee and Adam H. Clammer, who are also executives of KKR and limited partners of KKR Associates 1996 L.P., are also members of our board of directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. We sometimes refer to KKR 1996 GP L.L.C., KKR Associates 1996 L.P., KKR 1996 Fund L.P. and various affiliated entities as KKR. KKR provides management, consulting and financial services to us and we paid KKR an annual fee of $650,000 in 2004 in quarterly installments in arrears at the end of each calendar quarter for those services.

As a result of the arrangements described above, KKR controls us and has the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of shares of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, consolidations or sales of all or substantially all of our assets. This concentration of ownership may also delay or prevent a change of control of our company or reduce the price investors might be willing to pay for our common stock. The interests of KKR may conflict with the interests of other holders of our common stock.

Our positron emission tomography, or PET, service and some of our other imaging services require the use of radioactive materials, which could subject us to regulation related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our PET service and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental, health and safety laws and regulations.

We may not be able to achieve the expected benefits from future acquisitions which would adversely affect our financial condition and results.

We have historically relied on acquisitions as a method of expanding our business. In addition, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

•       demands on management related to the increase in our size after an acquisition;

•       the diversion of our management’s attention from the management of daily operations to the integration of operations;

•       difficulties in the assimilation and retention of employees;

•       potential adverse effects on operating results; and

•       challenges in retaining clients.

We may not be able to maintain the levels of operating efficiency acquired companies will have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and operating results.

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the New York Stock Exchange has fluctuated significantly in the past. During the period from January 1, 2003 though April 26, 2005, the trading price of our common stock fluctuated from a high of $14.15 per share to a low of $2.25 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

•       changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•       our, or a competitor’s, announcement of new products or services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•       the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance. Moreover, our stock has limited trading volume, and this illiquidity may increase the volatility of our stock price.

In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our business, results of operations or financial condition.

Risks Related to Government Regulation of Our Business

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business, including the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, state certificate of need laws, the Medicare and Medicaid regulations, the Medicare Prescription Drug,

Improvement and Modernization Act of 2003, and requirements for handling biohazardous and radioactive materials and wastes.

If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Federal and state anti-kickback and anti-self-referral laws may adversely affect our operations and income.

Various federal and state laws govern financial arrangements among health care providers. The federal Anti-Kickback Law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Many state laws also prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these laws may result in substantial civil or criminal penalties and/or exclusion from participation in federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the federal and state anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with, and that could have an adverse effect on, our operations.

The Stark Law prohibits a physician from referring Medicare or Medicaid patients to any entity for certain designated health services (including MRI and other diagnostic imaging services) if the physician has a prohibited financial relationship with that entity, unless an exception applies. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

A number of states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and/or Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Healthcare reform legislation could limit the prices we can charge for our services, which would reduce our revenues and harm our operating results.

In addition to extensive existing government healthcare regulation, there have been and continue to be numerous initiatives at the federal and state levels for reforms affecting the payment for and availability of healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medicaid Programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect these proposals would have on our business. Aspects of certain of these healthcare proposals, such as reductions in the

Medicare and Medicaid Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could limit the demand for our services or affect the revenue per procedure that we can collect which would harm our business and results of operations.

The application or repeal of state certificate of need regulations could harm our business and financial results.

Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Seventeen of the 43 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

If we fail to comply with various licensure, certification and accreditation standards we may be subject to loss of licensure, certification or accreditation which would adversely affect our operations.

All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography, and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare Program. In addition, we are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payment, and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

Risks Related to Our Indebtedness

We are highly leveraged and our liabilities exceed our assets by a substantial amount. As of December 31, 2004, we had $575.7 million of outstanding debt, excluding letters of credit and guarantees.

Our substantial indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

Our substantial indebtedness could have important consequences for our stockholders. For example, it could:

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and for other general corporate purposes;

•       increase our vulnerability to economic downturns and competitive pressures in our industry;

•       increase our vulnerability to interest rate fluctuations because a substantial amount of our debt is at variable interest rates; on December 31, 2004, $257.8 million of our debt was at variable interest rates;

•       place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

•       limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness which could increase the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures that govern our 10 3/8% senior subordinated notes due 2011 and 7 1/4% senior subordinated notes due 2012 (the “notes”) permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. Further, the indentures allow for the incurrence of indebtedness by our subsidiaries, all of which would be structurally senior to the notes. In addition, as of December 31, 2004, our revolving credit facility permitted additional borrowings of up to approximately $64.8 million subject to the covenants contained in the credit facility, and all of those borrowings would be senior to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the risks discussed above could intensify.

If we are may be unable to generate or borrow sufficient cash to make payments on our indebtedness or to refinance our indebtedness on acceptable terms, our financial condition would be materially harmed, our business may fail and you may lose all of your investment.

Our ability to make payments on our indebtedness will depend on our ability to generate cash flow in the future which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other cash needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness, including our credit facility and our notes, on commercially reasonable terms or at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our credit facility, the indentures governing our notes and instruments governing our other indebtedness.

The indentures for our notes and our credit facility contain affirmative and negative covenants which restrict, among other things, our ability to:

•       incur additional debt;

•       sell assets;

•       create liens or other encumbrances;

•       make certain payments and dividends; or

•       merge or consolidate.

All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant facility, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the credit facility or our notes is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, the notes or on other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. For information about the selling stockholders, see “Selling Stockholders.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

We originally issued and sold all of the shares of common stock covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act. The selling stockholders listed below may from time to time offer and sell pursuant to this prospectus any and all of the common stock. Our registration of the common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares of common stock.

The following table sets forth, to our knowledge, with respect to the selling stockholders (i) the number of shares of common stock beneficially owned as of March 31, 2005 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered hereby:

	Shares of Common			Shares of Common
	Stock Owned Prior to		Number of Shares	Stock to be Owned
	the Offering		of Common Stock	After the Offering(1)
Selling Stockholder	Number	%	Offered Hereby	Number	%
KKR 1996 GP L.L.C.(2)	34,617,490	70.3%	17,730,045	16,887,445	34.3%
Strata L.L.C.(3)	527,080	1.1%	269,955	257,125	0.5%

(1)          For purposes of this table, we have assumed that the selling stockholders will sell all shares covered by this prospectus.

(2)          Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes Huth, Todd A. Fisher and Alexander Navab. Messrs. Greene and Michelson are current members of our Board of Directors and Mr. Michelson is the Chairperson of our Compensation Committee and a member of our Executive Committee. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. James C. Momtazee and Adam H. Clammer, who are also executives of KKR and limited partners of KKR Associates 1996 L.P., are also members of our board of directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. Messrs. Momtazee and Clammer disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates 1996 L.P.

(3)          Shares of Common Stock shown as beneficially owned by Strata L.L.C. are held by Viewer Holdings L.L.C. Strata L.L.C. is the sole general partner of KKR Associates (Strata) L.P., which is a general partner of KKR Partners II L.P. As of the date hereof, KKR Partners II L.P. is a member of Viewer Holdings L.L.C. Strata L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott M. Stuart. Messrs. Greene and Michelson are current members of our Board of Directors and Mr. Michelson is the Chairperson of our Compensation Committee and a member of our Executive Committee. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by Strata L.L.C. Each of such individuals disclaims beneficial ownership. Messrs. Momtazee and Clammer are members of our Board of Directors and limited partners of KKR Associates (Strata) L.P. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. Messrs. Momtazee and Clammer disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates (Strata) L.P.

The selling stockholders are affiliates of KKR, which provides management, consulting and financial services to us and we paid KKR an annual fee of $650,000 in 2004 in quarterly installments in arrears at the end of each calendar quarter for these services. In addition, we reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with the management, consulting and financial services provided by KKR, and the ownership of our shares of common stock by KKR’s affiliates.

Pursuant to a registration rights agreement entered into by Viewer Holdings L.L.C., us and the other parties thereto, Viewer Holdings L.L.C. has the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act the shares of common stock held by it and its affiliates, including the selling stockholders. Such registration rights will generally be available to Viewer Holdings L.L.C. until registration is no longer required to enable them to resell their common stock. Viewer Holdings L.L.C. has exercised its rights under this registration rights agreement and requested that we register the shares of common stock covered by this prospectus. The registration rights agreement provides, among other things, that we will pay all expenses in connection with any such registration, other than underwriting discounts and selling commissions.

Except as noted above, the selling stockholders have not had, within the past three years, any position, office, or other material relationship with us or any of our affiliates. The selling stockholders may have sold, transferred, or otherwise disposed of a portion of their common stock since the date on which they provided information regarding their common stock to us.

Only the selling stockholders identified above who beneficially owns the common stock set forth opposite their names in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell common stock pursuant to the registration statement.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders or their pledgees, donees, transferees or other successors in interest (collectively, the “selling stockholders”) to offer for sale or to sell shares of common stock covered by this prospectus at such time and at such prices as each, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

The selling stockholders may sell or distribute some or all of their shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of these transactions. In addition, the selling stockholders may sell or distribute some or all of their shares of common stock in a transaction involving an underwriter. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may enter into hedging transactions with broker-dealers and, in connection with these transactions, broker-dealers may engage in short sales of the shares.

If the applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any agents, dealers or underwriters employed by the selling stockholders in connection with such sale, and any applicable commissions or discounts with respect to a particular offer. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously described in the registration statement or any material change to such information in the registration statement. If the applicable law requires, we will also file a post-effective amendment to the registration statement of which this prospectus is a part to substitute names of any pledgees, donees, transferees or other successors in interest.

The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with the offer and sale of the shares of common stock by the selling stockholders, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the

Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares offered hereby.

We will pay all expenses of the registration of the offered securities, including Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay any underwriting discounts and selling commissions. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholders will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

LEGAL MATTERS

The validity of the common stock registered hereby will be passed upon by Russell D. Phillips, Jr., who serves as General Counsel and Secretary of the Company and, in such capacity, receives compensation and holds options to purchase common stock of the Company, as disclosed in our filings with the SEC.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting of Alliance Imaging, Inc., incorporated in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alliance-HNI L.L.C. in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

All reports we file with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials we file with the SEC at the SEC’s public reference room located at 450 Fifth St., N.W., Washington, D.C., 20549. We also provide copies of our Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and make electronic copies of such reports available through our website at www.allianceimaging.com as soon as reasonably practicable after filing such material with the SEC.

This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Alliance Imaging, Inc. and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

•       our Annual Report on Form 10-K/A (File No. 001-16609) for the fiscal year ended December 31, 2004 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2004 Annual Meeting of Share Owners);

•       our Current Report on Form 8-K filed with the SEC on March 11, 2005;

•       the description of the Alliance Imaging, Inc. common stock, par value $0.01 per share, contained in the Registrant’s registration statement on Form 8-A (File No. 000-16334), filed with the Commission on October 16, 1991; and

•       all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of all common shares to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attn: Investor Relations, tel: (714) 688-7100.

8,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

                    , 2006

Citigroup

Merrill Lynch & Co.

Deutsche Bank Securities

Piper Jaffray